UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany
(Address of principal executive office)

Kabel Deutschland Vertrieb und Service GmbH & Co. KG
(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany
(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-            .

Kabel Deutschland GmbH

Unterföhring

Interim Consolidated Financial Statements and
Management Discussion and Analysis for the Quarter
and the Nine Months Ended December 31, 2006

Kabel Deutschland GmbH
Table of Contents

Consolidated Balance Sheet as of December 31, 2006
Consolidated Income Statement for the Period from October 1
to December 31, 2006
Consolidated Income Statement for the Period from April 1
to December 31, 2006
Consolidated Statement of Cash Flows for the Period from April 1 to December 31, 2006
Changes in Consolidated Equity for the Period from April 1 to
December 31, 2006
Changes in Consolidated Equity for the Period from April 1 to
December 31, 2005
Selected Explanatory Notes to the Interim Consolidated Financial
Statements as of December 31, 2006
Management Discussion and Analysis for the Period from October 1 to
December 31, 2006 and from April 1 to December 31, 2006

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet as of December 31, 2006

Assets	Note	December 31, 2006	March 31, 2006
		€	T€

Current Assets
Cash and Cash Equivalents		51,010,204.77	225,092
Trade Receivables	4.1	77,444,723.14	120,799
Receivables from Shareholders		0.00	351
Receivables from Affiliates		755,460.61	1,566
Receivables from Associates		480,092.95	590
Inventories	4.2	30,125,451.74	13,453
Receivables from Tax Authorities		4,171,015.76	1,473
Other Current Assets		3,693,295.21	14,111
Prepaid Expenses		17,247,107.45	19,081
Total current Assets		184,927,351.63	396,516

Non-current Assets
Intangible Assets	4.3	477,796,558.49	519,685
Property and Equipment		942,875,771.58	902,711
Equity Investments in Associates		6,032,915.20	5,562
Other Financial Assets		6,538,107.90	492
Deferred Tax Assets		364,477.64	396
Other Non-current Assets		585,027.00	603
Prepaid Expenses		6,772,698.61	0
Total non-current Assets		1,440,965,556.42	1,429,449

Total Assets		1,625,892,908.05	1,825,965

Equity and Liabilities	Note	December 31, 2006	March 31, 2006
		€	T€

Current Liabilities
Current Financial Liabilities	4.4	39,154,018.80	97,473
Trade Payables		145,729,571.81	160,690
Liabilities to Affiliates		60,125.87	3,795
Liabilities to Associates		327,614.75	323
Other current Provisions		13,448,252.56	9,288
Liabilities due to Income Taxes		12,655,465.76	19,419
Deferred Income		124,900,371.86	246,744
Other current Liabilities		44,634,020.98	69,499
Total current Liabilities		380,909,442.39	607,231

Non-current Liabilities
Senior Notes	4.4	677,161,832.24	715,771
Non-current Financial Liabilities	4.4	1,241,706,715.50	1,174,886
Deferred Tax Liabilities		67,719,544.07	49,951
Provisions for Pension	4.5	23,368,498.41	19,798
Other non-current Provisions	4.6	20,970,746.29	20,212
Other non-current Liabilities		44,821,459.45	47,515
Deferred Income		83,328.00	0
Total non-current Liabilities		2,075,832,123.96	2,028,133

Equity
Subscribed Capital		1,025,000.00	1,025
Capital Reserve		41,281,493.75	40,840
Cash Flow Hedge Reserve		-4,136,486.09	-9,029
Accumulated Deficit		-869,018,665.96	-842,235
Total Equity (Deficit)		-830,848,658.30	-809,399

Total Equity and Liabilities		1,625,892,908.05	1,825,965

The accompanying notes to this balance sheet form an integral part to these interim consolidated financial statements.

a

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement for the Period from October 1, 2006 to December 31, 2006		Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005
		€	T€

Revenues	3.1	273,325,717.03	251,903

Cost of Services Rendered thereof depreciation/amortization € 33.527 thousand (prior period € 29.667 thousand)		-130,537,790.85	-124,870

Other Operating Income		3,553,711.79	5,121

Selling Expenses thereof depreciation/amortization € 23.836 thousand (prior period € 22.786 thousand)		-82,409,209.13	-70,369

General and Administrative Expenses thereof depreciation/amortization € 4.388 thousand (prior period € 4.631 thousand)		-21,701,523.89	-24,279

Profit from Ordinary Activities		42,230,904.95	37,506

Interest Income		837,472.42	997

Interest Expense		-39,398,254.90	-42,888

Accretion/Depreciation on Investments and other Securities		0.00	-132

Income from Associates		75,504.52	-17

Profit/Loss before Taxes		3,745,626.99	-4,534

Taxes on Income		-6,068,374.02	-5,460

Net loss for the period		-2,322,747.03	-9,994

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

b

Kabel Deutschland GmbH, Unterföhring

Consolidated Income Statement for the Period from April 1, 2006 to December 31, 2006		Apr. 1, 2006 - Dec. 31, 2006	Apr. 1, 2005 - Dec. 31, 2005
		€	T€

Revenues	3.1	813,206,247.72	752,710

Cost of Services Rendered thereof depreciation/amortitzation € 96.736 thousand (prior period € 86.061 thousand)		-410,767,299.96	-357,996

Other Operating Income		8,291,230.29	9,912

Selling Expenses thereof depreciation/amortization € 70.759 thousand (prior period € 66.358 thousand)		-226,831,051.57	-190,169

General and Administrative Expenses thereof depreciation/amortization € 12.438 thousand (prior period € 11.347 thousand)		-75,870,901.96	-70,126

Profit from Ordinary Activities		108,028,224.52	144,331

Interest Income		2,133,002.04	2,066

Interest Expense		-121,842,162.07	-130,217

Accretion/Depreciation on Investments and other Securities		265,356.66	-14

Income from Associates		791,146.29	448

Profit/Loss before Taxes		-10,624,432.56	16,614

Taxes on Income		-16,159,315.57	-17,001

Net loss for the period		-26,783,748.13	-387

The accompanying notes to this income statement form an integral part to these interim consolidated financial statements.

c

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Cash Flows

for the period from April 1, 2006 to December 31, 2006

		April 1, 2006 -	April 1, 2005 -
		December 31, 2006	December 31, 2005
	Note	T€	T€
1. Cash flows from operating activities
Net loss		-26,784	-387
Adjustments to reconcile net loss to cash provided by operations:
Taxes on income		16,159	17,001
Interest expense		121,842	130,217
Interest income		-2,133	-2,066
Depreciation and amortization on fixed assets		179,933	163,766
Appreciation on investments and other securities		-265	14
Gain on disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		626	214
Income from associates		-791	-448
Compensation expense relating to share-based payments		-1,142	1,121
		287,445	309,432
Changes in assets and liabilities:
Increase (-) / decrease (+) of inventories		-16,672	-7,696
Increase (-) / decrease (+) of trade receivables		43,354	21,175
Increase (-) / decrease (+) of other assets		9,303	8,276
Increase (+) / decrease (-) of trade payables		-7,425	22,204
Increase (+) / decrease (-) of other provisions		5,850	-3,680
Increase (+) / decrease (-) of deferred income		-121,761	-109,557
Increase (+) / decrease (-) of provisions for pensions		2,681	1,296
Increase (+) / decrease (-) of other liabilities		-30,383	12,534
Cash provided by operations		172,392	253,984
Income taxes paid (-) / received (+)		-10,002	-234
Net cash from operating activities		162,390	253,750
2. Cash flows from investing activities
Cash received from disposal / sale of fixed assets (intangible assets; property and equipment; financial assets)		77	223
Cash paid for investments in intangible assets		-38,871	-19,462
Cash paid for investments in property and equipment		-134,646	-76,486
Cash paid for acquisitions	4.3	-2,266	-2,592
Cash paid for investments in financial assets		-6,222	-9
Interest received		2,006	1,985
Dividends received from associates		320	766
Net cash used in investing activities		-179,602	-95,575
3. Cash flows from financing activities
Cash received from non-current financial liabilities		1,205,000	0
Cash repayments of non-current financial liabilities		-1,150,000	0
Cash received from current financial liabilities		0	0
Cash repayments of current financial liabilities		-75,848	-652
Cash payments for reduction of finance lease liabilities		-3,901	-3,327
Interest and transaction costs paid		-132,386	-95,472
Net cash used in financing activities		-157,135	-99,451
4. Cash and cash equivalents at the end of the period
Changes in cash and cash equivalents (subtotal of 1 to 3)		-174,347	58,724
Appreciation on investments and other securities		265	-14
Cash and cash equivalents at the beginning of the period		225,092	132,757
Cash and cash equivalents at the end of the period		51,010	191,467
Additional Information
Investments relating to finance lease		2,955	0
Other non cash investments		0	0

The accompanying notes to this cash flow statement form an integral part to these interim consolidated financial statements.

d

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2006 to December 31, 2006

	Subscribed	Capital	Cash flow	Accumulated	Equity
	capital	reserve	hedge reserve	deficit	(Deficit)
	€	€	€	€	€
Balance as of April 1, 2006	1,025,000.00	40,840,010.96	-9,028,585.54	-842,234,917.83	-809,398,492.41
Additions relating to share-based payment	0.00	441,482.79	0.00	0.00	441,482.79
Changes in fair value of hedging instruments (net of tax)	0.00	0.00	4,892,099.45	0.00	4,892,099.45
Net loss of the period	0.00	0.00	0.00	-26,783,748.13	-26,783,748.13
Balance as of December 31, 2006	1,025,000.00	41,281,493.75	-4,136,486.09	-869,018,665.96	-830,848,658.30

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

e

Kabel Deutschland GmbH, Unterföhring

Statement of Changes in Consolidated Equity

for the period from April 1, 2005 to December 31, 2005

	Subscribed	Capital	Fair value	Accumulated	Equity
	capital	reserve	reserve	deficit	(deficit)
	€	€	€	€	€
Balance as of April 1, 2005	1,025,000.00	35,890,000.00	-26,314,210.91	-765,416,898.00	-754,816,108.91
Changes in fair value of hedging instruments (net of tax)	0.00	0.00	41,149,905.68	0.00	41,149,905.68
Release of fair value reserve for the effect of hedged transactions (net of tax)	0.00	0.00	-26,460,954.73	0.00	-26,460,954.73
Net loss for the period	0.00	0.00	0.00	-386,802.34	-386,802.34
Balance as of December 31, 2005	1,025,000.00	35,890,000.00	-11,625,259.96	-765,803,700.34	-740,513,960.30

The accompanying notes to this statement of changes in consolidated equity form an integral part to these interim consolidated financial statements.

f

Selected Explanatory
Notes to the Interim Consolidated
Financial Statements for

Kabel Deutschland GmbH
as of December 31, 2006

1. General Information

Kabel Deutschland GmbH (together with its subsidiaries “KDG” or “Company”) has prepared interim consolidated financial statements in accordance with IAS 34. All standards that were applied to prepare the consolidated financial statements for the fiscal year ended March 31, 2006 were applied for the interim consolidated financial statements for the quarter and nine months ended December 31, 2006 as required by IAS 34. These interim consolidated financial statements are not a complete set of financial statements in accordance with IAS 1. The notes disclosed are selected explanatory notes and, therefore, not in full compliance with IAS 1. These interim financials should be read in conjunction with KDG’s annual report for the fiscal year ended March 31, 2006 which can be found on our website (www.kabeldeutschland.com).

The amounts in the interim consolidated financial statements are prepared in Euros (“€”) except where otherwise stated. All amounts in the notes to the interim consolidated financial statements are shown in thousands of Euros (“T€”).

2. Accounting and Valuation Methods

With respect to the interim consolidated financial statements for the quarter and nine months ended December 31, 2006, consistent accounting and valuation methods compared to the consolidated audited financial statements as of March 31, 2006 were applied with exceptions explained in the next paragraphs.

Beginning April 1, 2006, the Company modified the business conditions with respect to the minimum duration of customer contracts. The minimum duration depends on the type of products offered by the Company. Due to this modification, the Company began to capitalize the related sales commissions of its sales agents and the costs of call center representatives based on future contractual revenue streams. The amortization period of these amounts is 8.5 years or equal to the average life of a digital access customer relationship and the fixed term period of the digital pay TV and HSI customer contracts, which are typically between 12 and 24 months. Amortization is calculated based on the straight-line method. For the quarter ended December 31, 2006, sales commissions in an amount of T€ 4,338 were capitalized. The amortization of sales commissions was T€ 1,197 for the quarter ended December 31, 2006.  For the nine months ended December 31, 2006, sales commissions in an amount of T€ 13,228 were capitalized. The amortization of sales commissions was T€ 3,066 for the nine months ended December 31, 2006.

Certain reclassifications have been made to prior year amounts to conform to current year presentation. This relates to reclassifications of rent expenses from General and Administrative Expenses to Cost of Services Rendered in the amount of T€ 1,660 for the quarter ended December 31, 2005 and T€ 4,786 for the nine months ended December 31, 2005 and from General and Administrative Expenses to Selling Expenses in the amount of T€ 1,162 for the quarter ended December 31, 2005 and T€ 3,352 for the nine months ended December 31, 2005.

Reclassification was made to assign rent expenses to the appropriate line items were occurred.

The Company has determined that the right to use the transponder that was leased in May 2006 has in effect transferred the economic ownership to KDG and that the lease term of specific transponder covers the major portion of the remaining economic life of the transponder. Therefore, the Company has classified and accounted for the lease as a finance lease according to IAS 17. The capitalized amount in the quarter ended December 31, 2006 was T€ 2,955. The amortization period of this amount is 5 years. Therefore the amortization amounts to T€ 148 for the quarter ended December 31, 2006 and T€ 394 for the nine months ended December 31, 2006. In the interim consolidated financial statements as of June 30, 2006 and as of September 30, 2006 the lease of the transponder was accounted for as an operating lease. The effect of a reclassification would amount to an additional capitalization of T€ 2.955 and additional depreciation of T€ 98 for the quarter ended June 30, 2006 and to an additional capitalization of T€ 2.955 and additional depreciation of T€ 148 for the quarter ended September 30, 2006 and T€ 246 for the six months ended September 30, 2006.

For the quarter and the nine months ended December 31, 2006, the company has capitalized the cost for the upgrade of the network in respect to the exchange of splitters in the amount of T€ 9.340. The splitter will be depreciated over the remaining useful life of the corresponding network. The depreciation amounts to T€ 567 for the quarter and the nine months ended December 31, 2006. For the quarter ended June 30, 2006 and the quarter and the six months ended September 30, 2006 the company has captured these investments as expense. The effect of capitalizing the investments for splitter for the quarter ended June 30, 2006 would amount to a capitalization of T€ 2.789 and a related depreciation of T€ 62 and for the quarter and the six months ended September 30, 2006 the capitalization would amount to T€ 3.374 and T€ 6.163, respectively and the depreciation would amount to T€ 186 and T€ 248, respectively.

3. Notes to the Income Statement

3.1 Revenues

Revenues were only generated in Germany and were centered in the following core business activities:

	Oct. 1, 2006 - Dec. 31, 2006	Oct.1, 2005 - Dec. 31, 2005
	T€	T€

Access television subscription fees and services	227,055	224,228
Digital pay television subscription fees, goods and services	24,555	19,238
High Speed Internet subscription fees and services	6,607	1,829
Phone subscription fees and services	9,071	344
TKS and other revenues	6,038	6,264
Total Revenues	273,326	251,903

	Apr. 1, 2006 - Dec. 31, 2006	Apr. 1, 2005 - Dec. 31, 2005
	T€	T€

Access television subscription fees and services	687,904	677,647
Digital pay television subscription fees, goods and services	69,531	52,117
High Speed Internet subscription fees and services	16,426	3,996
Phone subscription fees and services	20,944	443
TKS and other revenues	18,401	18,507
Total Revenues	813,206	752,710

4. Notes to the Balance Sheet

4.1 Receivables

	December 31, 2006	March 31, 2006
	T€	T€

Gross trade receivables	130,450	160,630
Bad debt allowance	-53,005	-39,831
Trade receivables	77,445	120,799

Receivables from shareholders	0	351
Receivables from affiliates	755	1,566
Receivables from associates	480	590
	1,235	2,507

The Company recorded net bad debt expenses of approximately T€ 6,826 during the quarter ended December 31, 2006 and net bad debt expenses of T€ 12,309 for nine months ended December 31, 2006.

4.2 Inventories

	December 31, 2006	March 31, 2006
	T€	T€

Raw materials, consumables and supplies	2,153	2,409
Work in process	9	71
Finished goods and merchandise	27,963	10,973
	30,125	13,453

For the quarter ended December 31, 2006, the inventory write off related to obsolete inventory amounted to T€ 233 compared to T€ 16 in the quarter ended December 31, 2005 and T€ 268 for nine months ended December 31, 2006 compared to T€ 69 for nine months ended December 31, 2005.

4.3 Intangible Assets/ Property and Equipment

Acquisitions

For the nine months ended December 31, 2006, the Company acquired network infrastructure from several small Level 4 companies. The aggregate purchase price of the transactions resulted in an increase of the value of the customer list of T€ 1,710 and an increase in the value of the technical equipment of T€ 380.

Additionally the Company made a prepayment of T€ 176 for an additional acquisition. Therefore the Company had a total cash outflow on acquisitions in an amount of T€ 2,266 for the nine months ended December 31, 2006.

Other Intangible Assets/Property and Equipment

With respect to additions and disposals of intangible assets and property and equipment see the schedule of fixed assets in Appendixes 1 and 2 to these notes.

4.4 Financial Liabilities (current and non-current) and 2014 Senior Notes

Senior Credit Facility

On March 29, 2004 the Company entered into a T€ 2,600,000 senior credit facility to provide the funds to refinance existing indebtedness, to provide the necessary funds for a T€ 118,375 distribution to the Company`s shareholder, to grant a loan to Cable Holding S.à r.l., Luxemburg (“LuxCo”) of T€ 149,975 and to provide the vast majority of the funds required to acquire three regional cable television operators. The senior credit facility was reduced by T€ 1,180,000 at the termination of the sale and purchase agreements relating to the acquisitions in September 2004.

On May 12, 2006, KDG entered into a new senior credit facility agreement. This agreement is comprised of two facilities, a T€ 1,150,000 term loan facility (Facility A) and a T€ 200,000 revolving credit facility (Facility B). Facility A and Facility B mature on March 31, 2012 (together the “Senior Credit Facility”). The Senior Credit Facility is secured by all the assets of Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”) and a first pledge on 100% of the shares of KDVS which are owned and offered as security by Kabel Deutschland GmbH under its guarantee. At closing Facility A was fully drawn and the proceeds (T€ 1,150,000) coupled with available cash (T€ 75,848) were used to repay and cancel the existing bank facility.

Facility B may be borrowed, repaid and re-borrowed up until one month prior to the final maturity date. Borrowings under the Facility B may be used for the general corporate purposes of the group. On July 3, 2006 T€ 40,000 were borrowed under Facility B. Another T€ 15,000 were borrowed on October 31, 2006.

Interest rates on the Senior Credit Facility are based on one, two, three or six months EURIBOR plus a margin.

The margin on the Senior Credit Facility is 2.00 percent until the first anniversary of the Senior Credit Facility. Thereafter, the margin is based on the ratio of consolidated total net borrowings to Consolidated EBITDA (as defined in the Senior Credit Facility agreement ) as follows:

Ratio of Consolidated Total Net Borrowings to Consolidated EBITDA	Margin (percent. per annum)
Greater than 4:1	2.00
Less than or equal to 4:1, but greater than 3.5:1	1.875
Less than or equal to 3.5:1	1.75

KDG pays an annual commitment fee of 0.625 per cent on the undrawn commitment under Facility B.

The Senior Credit Facility is subject to several affirmative and negative covenants including, but not limited to, the following:

Test	Requirement
• EBITDA to Net Interest	1.75 x — 3.00 x
• Senior Net Debt to EBITDA	4.00 x — 2.00 x

Mandatory prepayments are required in case of (i) a change of control, public flotation or sale of the business, (ii) certain third party receipts, (iii) 50 per cent of the proceeds received from the sale of shares on the public market (if consolidated senior total net borrowings to consolidated EBITDA is greater than or equal 2:1).

At December 31, 2006, T€ 1,150,000 was outstanding under Facility A at an interest rate of approximately 5.835%. As of December 31, 2006, T€ 55,000 was outstanding under Facility B at an interest rate of approximately 5.674%. The Company entered into interest rate caps and swaps in order to mitigate the exposure to interest rate risks. Hedge accounting will be continued with respect to the Senior Credit Facility.

Senior Notes

On July 2, 2004, KDG GmbH issued approximately T€ 755,553 of Senior Notes due 2014 (“2014 Senior Notes”) which are dollar denominated in the amount of T$ 610,000 and euro denominated in the amount of T€ 250,000.

Currency risk relating to the US dollar-denominated principal and interest payments required by the 2014 Senior Notes are hedged with currency swaps through the first call date of July 1, 2009.

Current

	December 31, 2006	March 31, 2006
	T€	T€

Current financial liabilities	39,154	97,473

For the interim consolidated financial statements ended December 31, 2006, KDG had current financial liabilities primarily related to accrued interest on the 2014 Senior Notes (T€ 38,043).

For the period ended March 31, 2006 T€ 75,848 of bank debt which was proposed to be repaid through the Senior Credit Facility were included as current liabilities.

Non-current

	December 31, 2006	March 31, 2006
	T€	T€

2014 Senior Notes	677,162	715,771

	December 31, 2006	March 31, 2006
	T€	T€

Senior Credit Facility, Facility A	1,126,483	1,147,822
Senior Credit Facility, Facility B	55,000	0
Swap	60,224	27,064
	1,241,707	1,174,886

The balance of the 2014 Senior Notes recorded in the financial statements was comprised of the following:

	December 31, 2006	March 31, 2006
	T€	T€

Amount payable	755,553	755,553
Financing and transaction	-42,587	-42,587
Accretion of financing fees	6,575	4,392
Exchange rate effect	-42,379	-1,587
	677,162	715,771

The balance of the refinanced senior credit facility as of March 31, 2006 and the new Senior Credit Facility as of December 31, 2006 recorded in the financial statements was comprised of the following:

	December 31, 2006	March 31, 2006
	T€	T€

Amount payable, Facility A	1,150,000	1,225,848
Financing and transaction costs, Facility A	-25,932	-85,733
Accretion of financing fees, Facility A	2,415	83,411
	1,126,483	1,223,526
Thereof current	0	75,704
Thereof non-current	1,126,483	1,147,822

The financing and transaction costs related to Facility B are shown under non-current prepaid expenses in the amount of T€ 3,258 and under current prepaid expenses in the amount of T€ 767.

4.5 Provisions for Pension

Change in net pension liability recognized in the consolidated balance sheet

	December 31, 2006	March 31, 2006
	T€	T€

Net liability (opening balance)	19,798	17,579
Expenses recognized in the consolidated income statement	3,597	3,450
Benefits paid	-27	-181
Transfers to DTAG*	0	-1,050
Net liability (ending balance)	23,368	19,798

An estimation of pension provisions for the quarter ended December 31, 2006 was performed by the Company based on an actuarial pension appraisal as of July 28, 2006.

* Deutsche Telekom AG

Pension expenses recognized in the consolidated income statement

	Oct. l, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005
	T€	T€

Current service cost	837	602
Interest expense	296	244
Recognized actuarial losses	68	2
Total pension expenses	1,201	848

	Apr. l, 2006 - Dec. 31, 2006	Apr. 1, 2005 - Dec. 31, 2005
	T€	T€

Current service cost	2,503	1,806
Interest expense	889	732
Recognized actuarial losses	205	7
Total pension expenses	3,597	2,545

The expenses arising from the accrual of interest on pension obligations are recorded in interest expense.

Pension expense is allocated to the following items of the consolidated income statement:

	Oct. 1, 2006 - Dec. 31, 2006	Oct. 1, 2005 - Dec. 31, 2005
	T€	T€

Cost of services rendered	261	309
Selling expenses	343	168
General and administrative expenses	301	127
Interest expense	296	244
Total pension expenses	1,201	848

	Apr. 1, 2006 - Dec. 31, 2006	Apr. 1, 2005 - Dec. 31, 2005
	T€	T€

Cost of services rendered	784	944
Selling expenses	1,044	508
General and administrative expenses	880	361
Interest expense	889	732
Total pension expenses	3,597	2,545

4.6 Other Provisions (current and non-current)

	Balance as of April 1, 2006	Utilization	Reversal	Addition	Interest	Balance as of Dec. 31, 2006
	T€	T€	T€	T€	T€	T€
Anniversary payments	249	25	0	17	0	241
Asset retirement obligations	19,964	13	0	0	666	20,617
Restructuring	6,439	843	20	3,152	0	8,728
Legal fees and litigation costs	1,807	35	117	485	0	2,140
Other	1,041	0	0	1,651	0	2,692
Total other provisions	29,500	916	137	5,305	666	34,418

Other provisions can be segregated into current obligations (T€ 13,448) and non-current obligations (T€ 20,971).

Based on the finalization of the negotiations related to a restructuring of the regional technical, marketing and sales departments the restructuring accrual which was initially established in the fiscal year ended March 31, 2006 has been increased by T€ 2,154 to T€ 8,194. In the quarter ended December, 31 2006 an amount of T€ 663 was utilized. In addition an accrual related to the centralization of certain IT departments in the amount of T€ 998 was established.

5. Other Notes

5.1 Other Financial Obligations and Contingencies

Financial obligations as of December 31, 2006 and March 31, 2006 include obligations under SLA`s* and are calculated based on KDG’s earliest possible termination date as follows:

Type of liability
in T€

	December 31, 2006					March 31, 2006
	Due	Due			Due	Due

	up to 1 year	between 1 and 5 years	more than 5 years	Total	up to 1 year	between 1 and 5 years	more than 5 years	Total
1. Agreements with DTAG and subsidiaries	216,189	360,459	27,263	603,911	206,980	272,378	24,591	503,949
2. License, rental and operating lease commitments	40,581	83,942	19,107	143,630	62,050	79,605	26,246	167,901
3. Other	19,897	24,278	2,013	46,188	22,152	45,234	2,293	69,679

Total	276,667	468,679	48,383	793,729	291,182	397,217	53,130	741,529

The lease expenses for cable duct space are T€  25,844 for the quarter ended December 31, 2006 compared to T€ 26,143 for the quarter ended December 31, 2005 and cable duct expenses were T€ 77,557 for nine months ended December 31, 2006 compared to T€ 78,011 for nine months ended December 31, 2005. While the Company can cancel these agreements at its option after December 31, 2007, the Company currently intends to utilize the cable ducts to run its business for the foreseeable future. As of December 31, 2006 and March 31, 2006, the total financial obligations for cable ducts through March 31, 2033 amounted to T€ 2,246,016 and T€ 2,323,465, respectively. After March 31, 2033 these duct space leases can be cancelled at the option of DTAG.

For the quarter ended December 31, 2006, total leasing expenses including lease expenses for cable ducts were T€ 44,219 compared to T€ 44,197 for the quarter ended December 31, 2005 and total leasing expenses including lease expenses for cable ducts were T€ 132,359 for the nine months ended December 31, 2006 compared to T€ 128,672 for the nine months ended December 31, 2005.

5.2 Share-Based Payments

As of April 19, 2006, Cayman Cable Holding L.P. agreed to assume obligations under PIK-Notes issued by P4 Cayman Cable Ltd. As a result of that, the partnership decided to adjust the number of interests and options to reflect this change resulting in the issue of additional interests and options to MEP holders. At the same time, the strike price for the options was adjusted by the same proportion.

* Service Level Agreements

In addition, at April 19, 2006, Cayman Cable Holding L.P. granted the holders of interests and options an additional year vesting. As a result, the vested part of the interests and options of the MEP holders increased by 25% in addition to the scheduled vesting.

In November, 2006, T€ 62,979 interests were repurchased by the Company at a price of € 7.01 each, resulting in an additional increase in capital reserve of T€ 441.

As of December 31, 2006, management holds direct and indirect interests of 4.37% and 0.76%, respectively in the Cayman Cable Holding L.P.

6. Segment Reporting

Segment information by business segment is as following:

	Access		TV and Radio		High-Speed Internet		TKS		Reconciliation*		Total Group
	T€		T€		T€		T€		T€		T€
	Oct 1 - Dec. 31		Oct 1 - Dec. 31		Oct 1 - Dec. 31		Oct 1 - Dec. 31		Oct 1 - Dec. 31		Oct 1 - Dec. 31
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	210,556	208,215	40,240	35,105	15,678	2,173	6,852	6,410	0	0	273,326	251,903
Profit or loss from ordinary activities	67,084	71,421	5,422	-2,474	-9,620	-9,594	2,447	1,014	-23,102	-22,861	42,231	37,506
Depreciation and amortization	-51,177	-49,115	-3,311	-2,108	-2,413	-763	-344	-360	-4,506	-4,738	-61,751	-57,084
Additions fixed assets	33,299	16,116	3,928	1,289	32,683	21,255	859	394	8,239	12,976	79,008	52,030

	Access		TV and Radio		High-Speed Internet		TKS		Reconciliation*		Total Group
	T€		T€		T€		T€		T€		T€
	Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31		Apr. 1 - Dec. 31
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	634,756	628,221	121,139	101,308	37,370	4,439	19,941	18,742	0	0	813,206	752,710
Profit or loss from ordinary activities	201,491	221,413	13,892	3,031	-31,285	-14,763	4,625	2,255	-80,695	-67,605	108,028	144,331
Depreciation and amortization	-151,038	-143,985	-8,591	-6,030	-6,075	-1,316	-1,019	-1,109	-13,210	-11,326	-179,933	-163,766
Additions fixed assets	58,880	39,044	10,899	2,129	80,785	32,315	1,877	735	32,518	24,326	184,959	98,549

* Reconciliation primarily includes corporate and administrative functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations and financing.

7. Reconciliation to U.S. GAAP

The interim consolidated financial statements of KDG GmbH have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations made by the International Accounting Standars Board (IASB), as adopted by the European Union (EU). Application of all other IFRS not endorsed by the EU as of December 31, 2006 would not have any impact on the consolidated financial statements of KDG GmbH. IFRS differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). Application of U.S. GAAP would have affected the results of operations for each of the nine months ending December 31, 2006 and 2005 as well as equity as of December 31, 2006 and March 31, 2006 to the extent described below. Reconciling items are presented gross of income taxes. Related tax adjustments are presented separately in item (8).

Reconciliation of net (loss) income from IFRS to U.S. GAAP for the nine months ending

in T€	Note	December 31, 2006	December 31, 2005
Net loss in accordance
with IFRS		-26,784	-387
Business combination	(1)	-77	1,971
Asset retirement obligations	(2)	-232	-1,294
Retirement benefits	(3)	11	0
Financing fees	(4)	-47,238	409
Restructuring	(5)	998	-64
Intangible assets	(6)	166	166
Subscriber Acquisition Costs	(7)	-1,622	0
Income taxes	(8)	11,284	-2,280
Net loss in accordance
with U.S. GAAP		-63,494	-1,479

Reconciliation of Equity from IFRS to U.S. GAAP as of

in T€	Note	December 31, 2006	March 31, 2006
Equity in accordance with IFRS		-830,849	-809,398
Business combination	(1)	22,706	22,783
Asset retirement obligations	(2)	-1,103	-871
Retirement benefits	(3)	-6,127	-6,138
Financing fees	(4)	0	47,238
Restructuring	(5)	998	0
Intangible assets	(6)	-497	-663
Subscriber Acquisition Costs	(7)	-1,622	0
Income taxes	(8)	-1,781	-13,065
Equity in accordance with U.S. GAAP		-818,275	-760,114

(1) Business combination

The consolidated financial statements of KDG were prepared in accordance with exemptions provided by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for entities adopting IFRS for the first time. Therefore, all business combinations carried out by KDG before April 1, 2003, were not retrospectively accounted for under the guidance of IFRS 3 “Business Combinations”. These combinations are accounted for in accordance with the German Commercial Code [“Handelsgesetzbuch”: HGB] or German GAAP. Under U.S. GAAP business combinations are accounted for in accordance with SFAS No. 141 “Business Combinations”. The differences relate to the acquisition of the cable businesses of Deutsche Telekom AG (“DTAG”) in March 2003.

The acquisition cost is measured as the fair value of the consideration given, plus direct costs of the acquisition. The inclusion of direct costs of the business combination in the purchase price under U.S. GAAP as of March 13, 2003 resulted in an increase of T€ 9,200 as compared to IFRS. Therefore, the total acquisition cost amounted to T€ 1,788,596 under U.S. GAAP.

Under IFRS, the purchase cost was initially allocated to the acquired assets and assumed liabilities at fair value. However, in accordance with German GAAP, the amounts of fair value adjustments are limited by the acquisition cost. This effectively reduced the amount allocated to customer lists under IFRS at the acquisition date by the excess of the fair values of the acquired net assets over the acquisition cost.

Based on a third party valuation, under U.S. GAAP the purchase price was allocated to acquired tangible and identifiable intangible assets acquired and liabilities assumed, including certain liabilities for restructuring. The fair value of the acquired net assets exceeded the acquisition costs, and this excess of T€ 280,979 (negative goodwill) was allocated as a pro rata reduction of the amounts assigned to certain acquired assets: customer list, technical equipment, software and licences, other equipment, furniture and fixtures and equity investments in associates.

As a result, the amount allocated to customer list under U.S. GAAP was increased by T€ 201,884. The amount allocated to property and equipment was reduced by a total of T€ 226,872, which included T€ 222,251 reduction to technical equipment.

Under HGB and IFRS the acquired equity investments in associates are initially recognized at the book value of the seller. The difference between IFRS and U.S. GAAP results since the acquired equity investments are recorded at fair value under U.S. GAAP.

Differences between IFRS and U.S. GAAP in acquired pension liabilities and asset retirement obligations arising subsequent to the acquisition, and deferred taxes related to the acquisition are included separately in the respective reconciling items below.

The following table quantifies the differences between U.S. GAAP and IFRS in the carrying values of acquired assets and assumed restructuring liabilities as of December 31, 2006 and March 31, 2006:

U.S. GAAP Reconciling Adjustment to Equity

in T€	December 31, 2006	March 31, 2006
U.S. GAAP adjustments to IFRS assets, increase (decrease)

Customer list	110,269	127,867
Software and licenses	0	0
Technical equipment	-94,654	-111,538
Other equipment, furniture and fixtures	-277	-1,108
Equity investments in associates	7,328	7,328
U.S. GAAP adjustments to IFRS liabilities, decrease (increase)
Termination and relocation benefits	40	234
Equity adjustment between U.S. GAAP and IFRS	22,706	22,783

The following table quantifies the differences in amortization expense for the acquired customer list and other identifiable intangible assets, as well as depreciation expense on acquired fixed assets and compensation expense related to adjustments to liabilities for termination and relocation benefits for the nine months ending December 31, 2006 and 2005:

U.S. GAAP Reconciling Adjustment to Net loss for the nine months ending

in T€	December 31, 2006	December 31, 2005
U.S. GAAP adjustments to IFRS depreciation, amortization or compensation expense, decrease (increase)

Customer list	-17,598	-17,527
Software and licenses	0	1,523
Technical equipment	16,884	16,945
Other equipment, furniture and fixtures	831	877
Compensation expense	-194	153
Increase (Decrease) to U.S. GAAP expense	-77	1,971

Assumed restructuring liabilities

In connection with the acquisition of the cable business of DTAG, KDG GmbH announced a restructuring plan to its employees on December 12, 2003. The plan included a strategic reorganization as well as the relocation of the company’s headquarters. The strategic reorganization included the centralization of the finance, IT, and corporate services departments in Munich as well as the restructuring of the network and the sales departments. The plan included the termination of 225 employees.

The restructuring was contemplated during the acquisition, the measures were officially announced during December 2003, and the plan was finalized within one year of the consummation of the business combination. Under IFRS, liabilities for termination benefits were recorded as period costs when the plans were announced.

EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination”, provides guidance for the accounting under U.S. GAAP for restructuring costs in connection with the restructuring of an acquired entity in a business combination. In accordance with EITF 95-3, the termination benefits and relocation costs which met certain specified criteria were recognized as an assumed restructuring liability in the allocation of the acquisition cost of the business combination. The restructuring costs included severance payments for planned employee terminations, and relocation benefits paid to employees for costs associated with moving employees of the acquired business to a new location. As of December 31, 2006 substantially all of the terminations accrued for under the initial restructuring plan had already occurred.

With respect to the relocation benefits, two types of benefits were offered by KDG. The first type involved a one-time relocation payment not conditional on continuing employment. These payments have been included in the cost of the acquired company in accordance with EITF 95-3. The second type represented payments to be made to certain employees on an on-going basis, which are recognized as incurred rather than recognized as a cost of the acquisition.

All relocation benefits were expensed as incurred in the IFRS consolidated financial statements. The liability for one-time relocation benefits was recorded in the purchase allocation under U.S. GAAP, which decreased U.S. GAAP equity as compared with IFRS as of December 31, 2006 and March 31, 2006. Additional adjustments were made to reverse relocation expenses recorded in the IFRS consolidated financial statements for the nine months ending December 31, 2006 and 2005, which were charged against the liability under U.S. GAAP.

In December 2004, KDG revised the estimates of employee termination costs. The number of employees expected to be terminated increased. As this change occurred after one year from the acquisition date, U.S. GAAP expenses were increased by T€ 2,343 in the year ending March 31, 2005. The revision also included a reduction in the termination cost per employee. Since the costs ultimately incurred related to the original restructuring plan were less than the amount recorded as a liability assumed in the business combination, under U.S. GAAP as of March 31, 2005 the restructuring liability was reduced by T€ 3,388 against the acquired assets.

A certain number of employees that were affected by the restructuring program had an individual right to return to their former employer Deutsche Telekom AG (“DTAG”). For these employees DTAG and KDG agreed on a contractual penalty fee of T€ 1,425 if a certain percentage of these employees were terminated and returned to DTAG. As of May 2005 the Company offered contracts that exclude the returning right. Since 95% of all eligible employees accepted the revised agreement by September 2005, the penalty threshold was not reached and as a result the provision was reversed.

The effects of these adjustments and the development of the U.S. GAAP liabilities for termination and relocation costs are as follows:

in T€	U.S. GAAP	IFRS*	Diff.
Balance of the liability as of March 31, 2004	10,000	9,487	513
Costs paid and charged against the liability in the year ending March 31, 2005	-4,734	-7,029	2,295
Reversal of restructuring liability under U.S. GAAP	-3,388	0	-3,388
Balance of the liability as of March 31, 2005	1,878	2,458	-580
Costs paid and charged against the liability in the year ending March 31, 2006	-453	-799	346
Reversal of restructuring liability under U.S. GAAP	-1,425	-1,425	0
Balance of the liability as of March 31, 2006	0	234	-234
Costs paid and charged against the liability in the period ending December 31, 2006	0	-194	194
Balance of the liability as of December 31, 2006	0	40	-40

* IFRS values are presented without costs for bonuses which are not considered in the purchase price allocation. These costs for bonuses amounted to T€ 0 and T€ 6 as of December 31, 2006 and 2005, respectively.

As of December 31, 2006 and March 31, 2006, the difference between the liability under U.S. GAAP and IFRS (T€ 40 and T€ 234) consisted of the remaining provision under IFRS since this amount was already recognized in the adjustments to reverse the liability based on the new estimates of employee termination costs under U.S. GAAP as of March 31, 2005.

See item (6) below for additional adjustments related to other restructuring activities connected with the acquisition of the cable businesses of DTAG.

(2) Asset retirement obligations

KDG has incurred asset retirement obligations (ARO) relating primarily to equipment and other leasehold improvements installed on leased network sites including the leasing of space in the cable ducts of DTAG to house certain portions of KDG’s network cable, and improvements to leased buildings. Those leases generally contain provisions that require the company and its subsidiaries to restore the sites to their original condition at the end of the lease term.

Asset retirement obligations are recognized in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the related asset retirement costs. The statement requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it is incurred and to record a corresponding increase to the carrying amount of the related long-lived asset. The capitalized asset retirement costs are depreciated over the life of the asset. The liability is adjusted each period to reflect the passage of time (accretion expense) and changes in the estimated cash flows. Upon settlement of the liability, a gain or loss is recorded.

Asset retirement obligations existing as of March 13, 2003 were included in the purchase price allocation related to the acquisition of the cable businesses of DTAG. The liability was recognized at fair value as of the acquisition date. A corresponding asset (capitalized asset retirement cost) was recorded by increasing the amount allocated to the related long-lived asset by the same amount as the liability. Accordingly, assets and liabilities recorded in the acquisition under U.S. GAAP were increased for asset retirement obligations.

Expectations regarding the lessor waiving asset retirement performance requirements are factored into the calculation of best estimate of the obligation related to the leased cable ducts under IFRS. Under U.S. GAAP, KDG concluded there is not sufficient historical experience of non-enforcement. Therefore, these expectations were not included in the measurement of the obligation in accordance with SFAS No. 143. This resulted in an increase to the liability under U.S. GAAP, partially offset by reductions due to the use of a credit adjusted risk free rate as required by SFAS No. 143 instead of a risk free-rate as used under IFRS.

The difference in the net capitalized asset retirement cost and liabilities for asset retirement obligations at December 31, 2006 and March 31, 2006 are as follows:

	December 31,	March 31,
in T€	2006	2006
Net asset capitalized under U.S. GAAP	7,949	8,866
Net asset capitalized under IFRS	10,353	11,484
Difference in assets under U.S. GAAP	-2,404	-2,618
Retirement obligation under U.S. GAAP	19,316	18,217
Retirement obligation under IFRS	20,617	19,964
Difference in net liabilities under U.S. GAAP	1,301	1,747
Equity adjustment under U.S. GAAP	-1,103	-871

The difference between the components of ARO’s between U.S. GAAP and IFRS consists of the following for the nine months ending December 31, 2006 and 2005, respectively:

	December 31,	December 31,
in T€	2006	2005
U.S. GAAP
Depreciation expense	917	917
Accretion expense	1,102	1,826
Total U. S. GAAP expense	2,019	2,743
IFRS
Depreciation expense	1,131	945
Accretion expense	656	504
Total IFRS expense	1,787	1,449
Difference	-232	-1,294

The changes in the liability for asset retirement obligations for the nine months ending December 31, 2006 and 2005 under U.S. GAAP are as follows:

	December 31,	December 31,
in T€	2006	2005
Liability at the beginning of the period	18,217	17,841
Accretion expense	1,102	1,826
Asset retirement obligations settled	-3	-761
Liability at the end of the period	19,316	18,906

(3) Retirement benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and disclosures are presented in accordance with SFAS 132(R) “Employers’ Disclosures about Pensions and Other Postretirement Benefits”.

In accordance with SFAS No. 87 and SFAS No. 141, a liability for the projected benefit obligation of the acquired pension plans, which were unfunded, was recorded as of the acquisition date of the cable businesses of DTAG. Under IFRS, a liability was recorded for the defined benefit obligation. As of the acquisition date there were no differences in the pension liabilities recorded under U.S. GAAP and IFRS.

Presented below are the components of net periodic benefit cost. The difference in the balance sheet and income statement amounts under IFRS and U.S. GAAP is primarily attributable to recognition of additional minimum liabilities in accordance with SFAS No. 87, and also differences in the timing of recognition of prior service costs.

The underlying actuarial assumptions (discount rate, future salary increases, future pension increases, staff turnover) for U.S. GAAP are the same as those used for IFRS. The measurement date for all plans is March 31.

The components of net periodic pension cost are as follows for the nine months ending:

	December 31,	December 31,
in T€	2006	2005
Service cost	2,476	1,806
Interest cost	889	732
Amortization of prior service cost	-4	13
Amortization of net (gain) loss	199	-6
Net periodic benefit cost	3,560	2,545
IFRS net amounts recognized in profit and loss	3,571	2,545
Difference	11	0

(4) Financing fees

In accordance with IAS 39, “Financial Instruments: Recognition and Measurement”, transaction costs are incremental costs directly attributable to the related financing. These costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties.

In connection with the refinancing of the acquisition of the regional DTAG cable providers KDG incurred transaction costs through the Senior Loan Facility, the Bridge Facility, the Senior Credit Facility, the Senior Notes and the New Senior Credit Facility. As of December 31, 2006 and March 31, 2006, in accordance with IAS 39, financing and transaction costs of T€ 59,530 and T€ 40,517, respectively, are deducted from related balances of debt in the IFRS consolidated financial statements. Under U.S. GAAP, in accordance with APB Opinion No. 21, “Interest on Receivables and Payables”, debt issuance costs are reported as an asset (deferred charges).

Under IFRS the refinancing of the Senior Credit facility, that occurred in May 2006, resulted in an adjustment to the carrying value of the liability as of March 31, 2006 and additional amortization of the related debt issuance costs. In accordance with U.S. GAAP the debt issuance costs are amortized over the contractual term of the related debt. Unamortized debt issuance costs are not written off until an extinguishment occurs. On May 12, 2006, the Company repaid the outstanding balances under the previous Senior Credit Facility. Accordingly, under U.S. GAAP an additional expense of T€ 47,238 was recorded in the nine months ending December 31, 2006 to write-off the unamortized debt issuance costs in connection with the extinguishment of the previous Senior Credit Facility.

Adjustments under U.S. GAAP to the IFRS consolidated financial statements related to debt issuance costs are as follows:

U.S. GAAP Reconciling Adjustment to Equity:

	December 31,	March 31,
in T€	2006	2006
Increase to assets	59.530	87.755
(Increase) to liabilities	-59.530	-40.517
Increase (decrease) to U.S. GAAP equity	0	47.238

U.S. GAAP Reconciling Adjustment to Net loss for the nine months ending:

	December 31,	December 31,
in T€	2006	2005
(Increase) decrease in amortization expense	-47.238	409

(5) Restructuring

In addition to the employee termination and relocation benefits recorded in the purchase price allocation (see item (1) above), in connection with the acquisition of the cable businesses of DTAG, KDG incurred costs for bonuses that were paid out to encourage the mutual termination of certain employment contracts. These bonuses are incremental voluntary termination benefits and, therefore, are not in the scope of EITF 95-3. The accounting for such voluntary termination benefits is in accordance with SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. Under U.S. GAAP the costs associated with such benefits are recognized when the employees accept the offer and the amount of the costs can be reasonably estimated.

The liability for bonuses was accrued in the IFRS consolidated financial statements in the year ending March 31, 2004. Adjustments were made in the U.S. GAAP reconciliation to expense T€ 0 and T€ 6 paid and charged against the liability under IFRS in the nine months ending December 31, 2006 and 2005, respectively. Since the provision was totally used as of March 31, 2006 under IFRS there were no differences between IFRS and U.S. GAAP equity related to the bonus liability as of December 31, 2006.

The termination benefits to be provided under the restructuring plan announced by KDG in September 2006 represent voluntary termination benefits. In accordance with SFAS No. 88 the expense for these benefits is accrued when the employees accept the offer. Since the employees have the option to decide upon their future employment with KDG and have to decide until April 1st 2007 whether or not to accept the termination benefit or to continue employment with KDG, the criteria for recording a provision under SFAS 88 for this restructuring plan are not met as of December 31, 2006. Therefore the liability for this restructuring in the amount of T€ 998 for IFRS purposes has to be reversed under US-GAAP.

(6) Intangible assets

Under IFRS prior to April 1, 2004 the costs of internally generated software were capitalized, including general and administrative and overhead costs directly attributable to the development of the software. In accordance with Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (SOP 98-1) general and administrative costs and overhead costs should not be capitalized as costs of internal-use software under U.S. GAAP. In accordance with IAS 38 “Intangible Assets”, general and administrative and overhead costs incurred after April 1, 2004 are expensed as incurred.

The recognized internally generated software is lower under U.S. GAAP due to overhead costs capitalized under IFRS amounting to T€ 1,216 as of and for the year ending March 31, 2004, resulting in a decrease to gross assets as of December 31, 2006 and 2005 and a corresponding increase in the net loss in the year ending March 31, 2004. In addition, adjustments were made to reduce US-GAAP amortization expense in the nine months ending December 31, 2006 (T€ 166) and 2005 (T€ 166).

(7) Subscriber Acquisition Costs

KDG capitalizes subscriber acquisition costs as intangible assets under IFRS if the costs are directly attributable to obtaining specific contracts which meet the definition and recognition criteria of an intangible asset in accordance with IAS 38, are incremental and can be measured reliably. KDG does not capitalize any commissions for open-ended contracts where customers are able to terminate the contractual relationship at any time.

Subscriber acquisition costs capitalized as of December 31, 2006 and March 31, 2006 amounted to T€ 13,228 and T€ 0, respectively.

KDG amortizes these costs under IFRS over the initial contract period except for contracts where there is past evidence regarding the expected customer-relationship-period.

US-GAAP requires amortizing costs in the amount of T€ 5,376 over the shorter of the expected customer-relationship-period and the fixed term period. The fixed term period for KDG`s products is typically between 12 and 24 months. This leads to a faster amortization of these costs compared to IFRS. The additional amortization expense for the nine months ending December 31, 2006 amounted to T€ 1,622.

(8) Income taxes

In 2006 the anticipated tax rate of 39.19% (2005 and 2004: 39.19%) is based on German  corporate income tax rate of 25% and taking into account the solidarity surcharge of 5.5% on corporate income tax and a trade tax rate of 17.4%.

Net loss (income) before income taxes in accordance with U.S. GAAP was T€ -47,747 and T€ 10,514 in the nine months ending December 31, 2006 and 2005, respectively.

U.S. GAAP income tax expense (credit) is allocated as follows:

In T€	December 31, 2006	December 31, 2005
Current:	1.511	4.457

Deferred	3.364	14.824

Total income taxes under U.S. GAAP	4.875	19.281
Total income taxes under IFRS	16.159	17.001

Difference	11.284	-2.280

Additional U.S. GAAP disclosures

Revenue recognition

Under U.S. GAAP, in accordance with SEC Staff Accounting Bulletin No. 104 (SAB 104) revenues should not be recognized until all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company’s price to the buyer is fixed or determinable, and collectability is reasonably assured. KDG recognizes revenues when all of the criteria of SAB 104 are met.

Installation revenue

Each first-time subscriber is charged an installation fee upon initial connection to the network of KDG. In addition, customers are charged additional connection fees when newly built homes / buildings need to be connected to the main network. Under IAS 18 it is possible to recognize revenue after the installation of the network connection is complete. The customer pays the installation fee only in exchange for the connection to the network of KDG. After establishing the cable connection, KDG has completely rendered their contracted services to the customer. There are no other services KDG is contractually required to deliver to the customer in connection with the installation fee other than the one-time connection to the cable network. Separate subscription fees are paid for the delivery of the video and audio signal. Furthermore, there is no difference in the pricing of the monthly, semi-annual or annual subscription fees whether the initiation fee is paid or not. The collectability of the installation fee is also reasonably assured because the customer is required to pay the installation fee in total upfront. KDG has determined that the recognition criteria of IAS 18 have been met upon initial connection. Accordingly KDG did not defer installation revenues under IFRS.

In accordance with SFAS No. 51, “Financial Reporting by Cable Television Companies”, initial installation revenues are recognized as revenues to the extent of direct selling costs incurred. KDG incurs commissions, local advertising targeted for acquisition of new subscribers, and costs of processing documents related to new subscribers acquired which are in excess of installation fees. Accordingly, KDG also recognizes installation revenues under U.S. GAAP when installation is completed.

Multiple Element Arrangements

When a sales arrangement involves multiple elements, the items included in the arrangement (deliverables) are evaluated pursuant to EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to determine whether they represent separate units of accounting. The company performs this evaluation at the inception of an arrangement and as KDG delivers each item in the arrangement. Generally, the company accounts for a deliverable (or a group of deliverables) separately if (1) the delivered item(s) has standalone value to the customer, (2) there is objective and reliable evidence of the fair value of the undelivered items included in the arrangement, and (3) if the company has given the customer a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) or service(s) is probable and substantially in the Company’s control. During the nine months ended December 31,

2006 and 2005, KDG sold digital cable boxes bundled with fixed term contracts for digital cable services. KDG received upfront consideration for the cable boxes. KDG determined that the sale of cable boxes met the requirements for accounting as a separate unit of accounting since the company sells both cable boxes and service on a stand-alone basis. Accordingly, revenues for the cable boxes in these arrangements were recognized upon delivery to the customer based on relative fair value.

During the year ended March 31, 2006, KDG began marketing new arrangements involving the sale of digital cable boxes for a nominal amount (for example € 0 or € 1) bundled with fixed term contracts with monthly subscription fees. Although the digital cable boxes continue to meet the requirements for accounting as a separate unit of accounting, the portion of arrangement consideration initially allocated to digital cable boxes is reduced to the non-contingent amount represented by the upfront cash payment. Therefore, in these arrangements substantially no consideration is allocated to the delivered cable boxes. The costs of the digital cable boxes exceed the allocated revenues in these arrangements. KDG defers the acquisition costs of the digital cable boxes. This resulted in deferred costs in the amount of T€  12,251 and of T€ 6,565 as of December 31, 2006 and March 31, 2006, respectively. The deferred costs are recoverable from the positive margins expected to be generated from the future monthly subscription fees under the non cancelable contracts. The costs are charged to expense proportionally over the shorter of the estimated customer relationship period or the stated contract period. Due to the fact that the stated contract period for those arrangements is 24 months and the expected customer relationship is 8.5 years the costs are expensed over a period of 24 months resulting in amortization in the amount of T€ 5,196 for the nine months ending December 31, 2006. There were no significant sales of digital cable boxes for nominal amounts under these arrangements during the nine months ending December 31, 2005.

See reconciling item number (7) for differences between IFRS and U.S. GAAP regarding the accounting for certain subscriber acquisition costs.

U.S. GAAP Comprehensive Income

Total U.S. GAAP comprehensive loss (income) was T€-58,602 and T€ 13,210 for the nine months ending December 31, 2006 and 2005, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”. The Statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles, and enhances disclosures about fair value measurements. The Statement applies to other accounting pronouncements that require fair value measurements. The Statement does not require new fair value measurements. SFAS No. 157 is applicable for KDG`s fiscal year beginning April 1, 2008. KDG does not expect that this will have a material effect on their financial statements.

In September 2006, the FASB issued FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. The Statement improves financial reporting by enhancing the completeness, transparency and understandability of the balance sheet regarding pensions. This Statement amends Statement 87, FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, Statement 106, and FASB Statement No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. The requirements of this statement to measure plan assets and benefit obligations would be applicable for the first time for the KDG`s fiscal year beginning April 1, 2008. KDG does not expect that this will have a material effect on their financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48). The Interpretation establishes the threshold for financial statement recognition of the benefits of tax positions taken or expected to be taken in a tax return as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact the provisions of FIN 48 might have on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements” (SAB 108). SAB 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently evaluating the impact the provisions of SAB 108 might have on the consolidated financial statements.

On February 15, 2007 the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected shall be reported in earnings. The fair value option may be applied instrument by instrument with a few exceptions, and is irrevocable unless a new election date occurs. The Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted in certain circumstances. Retrospective application to fiscal years preceding the effective date (or early adoption date) is prohibited.  The Company is currently evaluating the impact the provisions of SFAS 159 might have on the consolidated financial statements.

Unterföhring, March 01, 2007

Kabel Deutschland GmbH

Christof Wahl	Dr. Manuel Cubero del Castillo-Olivares
Speaker of the Management	Chief Human Resources Officer
Managing Director Products,

Herbert R. Hribar	Paul Thomason
Chief Operating Officer	Chief Financial Officer

Rainer Wittenberg
Chief Commercial Officer

Kabel Deutschland GmbH, Unterföhring

		Analysis of Fixed Assets for Period from April 1, 2006 to December 31, 2006
		Acquisition and production cost						Accumulated depreciation and amortization						Net book value
		April 1, 2006	Acquisitions	Additions	Disposals	Reclassifi- cations	December 31, 2006	April 1, 2006	Additions	Disposals	Reclassifi- cations	Change in atequity investment	December 31, 2006	December 31, 2006	March 31, 2006
		€	€	€	€	€	€	€	€	€	€	€	€	€	€
I.	Intangible assets
	1. Software and Licences	100,549,175.37	0.00	30,952,821.89	3,239,616.88	860,309.16	129,122,689.54	53,584,726.12	17,484,265.05	3,239,616.88	0.00	0.00	67,829,374.29	61,293,315.25	46,964,449.25
	2. Internally generated software	12,789,484.77	0.00	231,672.51	0.00	0.00	13,021,157.28	3,271,505.03	1,864,954.25	0.00	0.00	0.00	5,136,459.28	7,884,698.00	9,517,979.74
	3. Customer List	709,713,538.37	1,710,299.39	72,713.19	0.00	0.00	711,496,550.95	249,230,050.39	63,193,637.01	0.00	0.00	0.00	312,423,687.40	399,072,863.55	460,483,487.98
	4. Prepayments	2,719,177.16	0.00	7,613,003.69	0.00	-786,499.16	9,545,681.69	0.00	0.00	0.00	0.00	0.00	0.00	9,545,681.69	2,719,177.16
		825,771,375.67	1,710,299.39	38,870,211.28	3,239,616.88	73,810.00	863,186,079.46	306,086,281.54	82,542,856.31	3,239,616.88	0.00	0.00	385,389,520.97	477,796,558.49	519,685,094.13

II.	Property and equipment
	1. Buildings on non-owned land	5,340,718.78	0.00	923,821.29	640.83	67,512.63	6,331,411.87	1,722,880.78	543,818.92	63.83	0.00	0.00	2,266,635.87	4,064,776.00	3,617,838.00
	2. Technical equipment	1,425,843,167.38	379,866.18	78,202,042.65	3,867,888.00	25,472,383.29	1,526,029,571.50	585,965,045.25	91,299,387.89	3,575,242.86	-10,046.67	0.00	673,679,143.61	852,350,427.89	839,878,122.13
	3. Other equipment, furniture and fixtures	51,138,809.34	0.00	9,102,941.49	613,698.03	768,335.33	60,396,388.13	31,671,730.39	5,546,664.15	562,979.02	10,046.67	0.00	36,665,462.19	23,730,925.94	19,467,078.95
	4. Construction in progress	39,748,427.85	0.00	49,372,134.36	8,879.21	-26,382,041.25	62,729,641.75	0.00	0.00	0.00	0.00	0.00	0.00	62,729,641.75	39,748,427.85
		1,522,071,123.35	379,866.18	137,600,939.79	4,491,106.07	-73,810.00	1,655,487,013.25	619,359,656.42	97,389,870.96	4,138,285.71	0.00	0.00	712,611,241.67	942,875,771.58	902,711,466.93

III.	Financial assets
	1. Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	258,913.10	0.00	0.00	0.00	-471,233.27	-212,320.17	6,032,915.20	5,561,681.93
	2. Others	491,561.62	175,869.45	6,222,070.87	351,394.04	0.00	6,538,107.90	0.00	0.00	0.00	0.00	0.00	0.00	6,538,107.90	491,561.62
		6,312,156.65	175,869.45	6,222,070.87	351,394.04	0.00	12,358,702.93	258,913.10	0.00	0.00	0.00	-471,233.27	-212,320.17	12,571,023.10	6,053,243.55

		2,354,154,655.67	2,266,035.02	182,693,221.94	8,082,116.99	0.00	2,531,031,795.64	925,704,851.06	179,932,727.27	7,377,902.59	0.00	-471,233.27	1,097,788,442.47	1,433,243,353.17	1,428,449,804.61

Kabel Deutschland GmbH, Unterföhring

					Analysis of Fixed Assets for Period from April 1, 2005 to December 31, 2005
		Acquisition and production cost					Accumulated depreciation and amortization						Net book value
											Change in
					Reclassifi–					Reclassifi–	at-equity
	April 1, 2005	Acquisitions	Additions	Disposals	cations	Dec 31, 2005	April 1, 2005	Additions	Disposals	cations	investment	Dec 31, 2005	Dec 31, 2005	March 31,2005
	€	€	€	€	€	€	€	€	€	€	€	€	€	€

I.Intangible assets
1.Software and Licences	77,890,029.69	0.00	13,469,432.22	0.00	40,464.20	91,399,926.11	36,574,017.44	11,558,585.63	0.00	262.79	0.00	48,132,865.86	43,267,060.25	41,316,012.25
2.Internally generated software	9,747,676.00	0.00	2,942,165.44	0.00	0.00	12,689,841.44	849,968.87	1,814,445.88	0.00	0.00	0.00	2,664,414.75	10,025,426.69	8,897,707.13
3.Customer List	696,615,984.17	1,947,727.95	210,846.61	58,508.16	6,977,952.43	705,694,003.00	165,757,814.09	62,821,408.75	8,987.99	0.00	0.00	228,570,234.85	477,123,768.15	530,858,170.08
4.Prepayments	1,367,755.27	0.00	2,838,928.95	0.00	-17,120.00	4,189,564.22	0.00	0.00	0.00	0.00	0.00	0.00	4,189,564.22	1,367,755.27
	785,621,445.13	1,947,727.95	19,461,373.22	58,508.16	7,001,296.63	813,973,334.77	203,181,800.40	76,194,440.26	8,987.99	262.79	0.00	279,367,515.46	534,605,819.31	582,439,644.73

II.Property and equipment
1.Buildings on non-owned land	4,489,044.69	0.00	1,069,186.14	405,206.81	17,028.90	5,170,052.92	1,391,701.69	459,750.83	292,364.60	0.00	0.00	1,559,087.92	3,610,965.00	3,097,343.00
2.Technical equipment	1,333,122,659.69	644,748.23	53,919,329.82	357,675.33	12,453,771.98	1,399,782,834.39	473,482,327.42	83,049,445.86	193,729.98	514.28	0.00	556,338,557.58	843,444,276.81	859,640,332.27
3.Other equipment, furniture and fixtures	40,495,864.46	0.00	6,017,795.63	311,058.49	404,283.04	46,606,884.64	27,698,523.05	4,062,512.95	271,767.71	-777.07	0.00	31,488,491.22	15,118,393.42	12,797,341.41
4.Construction in progress	24,976,304.54	0.00	15,480,175.27	0.00	-12,898,428.12	27,558,051.69	0.00	0.00	0.00	0.00	0.00	0.00	27,558,051.69	24,976,304.54
	1,403,083,873.38	644,748.23	76,486,486.86	1,073,940.63	-23,344.20	1,479,117,823.64	502,572,552.16	87,571,709.64	757,862.29	-262.79	0.00	589,386,136.72	889,731,686.92	900,511,321.22

III.Financial assets
1.Equity investments in Associates	5,820,595.03	0.00	0.00	0.00	0.00	5,820,595.03	-16,756.76	0.00	0.00	0.00	318,147.23	301,390.47	5,519,204.56	5,837,351.79
2.Others	7,531,492.32	0.00	9,158.37	71,136.64	-6,977,952.43	491,561.62	0.00	0.00	0.00	0.00	0.00	0.00	491,561.62	7,531,492.32
	13,352,087.35	0.00	9,158.37	71,136.64	-6,977,952.43	6,312,156.65	-16,756.76	0.00	0.00	0.00	318,147.23	301,390.47	6,010,766.18	13,368,844.11

	2,202,057,405.86	2,592,476.18	95,957,018.45	1,203,585.43	0.00	2,299,403,315.06	705,737,595.80	163,766,149.90	766,850.28	0.00	318,147.23	869,055,042.65	1,430,348,272.41	1,496,319,810.06

Kabel Deutschland GmbH, Unterföhring

Group Management Report

for the Quarter and the Nine Months Ended December 31, 2006

General

Kabel Deutschland GmbH (“KDG GmbH”) was founded on December 17, 2002 and its legal seat is registered in Unterföhring (commercial register Munich HRB 145837). KDG GmbH’s sole shareholder is Kabel Deutschland Holding GmbH (“KDGHoldCo”) which is wholly owned by Cable Holding S.à.r.l. (“LuxCo”). LuxCo is wholly owned by Cayman Cable Holding LP, George Town, Cayman Islands (“Cayman Cable”). The operating business is predominantly performed by Kabel Deutschland Vertrieb und Services GmbH & Co. KG (“KDVS”), a wholly owned subsidiary of KDG GmbH.

Business

KDG GmbH and its subsidiaries (together “KDG” or the “Company”) are the market leader in the German cable television business in terms of homes passed, subscribers and revenue. We operate our cable television business in the German states of Hamburg, Schleswig-Holstein, Mecklenburg-Western Pomerania, Lower Saxony, Bremen, Berlin, Brandenburg, Saxony, Saxony-Anhalt, Thuringia, Rhineland-Palatinate, Saarland and Bavaria. At December 31, 2006, the Company’s cable television network passed approximately 15.4 million homes and served approximately 9,466 thousand direct and indirect cable television customers. A portion of these cable television customers subscribe to additional services including digital pay television, high speed internet and phone services. KDG defines these subscriptions for additional services as revenue generating units (RGUs). At December 31, 2006, the Company served 660 thousand digital pay, 121 thousand telephone and 146 thousand High Speed Internet (“HSI”) revenue generating units.

KDG’s Network was initially engineered to transmit up to 470 MHz one-way. The Company has been upgrading its network to increase the capacity and create a return path for two way communications. At December 31, 2006, approximately 8.6 million of the total 15.4 million homes passed were upgraded to at least 630 MHz and had a return path. It is the Company’s intention to continue to upgrade its existing network to provide for two way communication to a much larger segment of our total homes passed. In addition to basic and pay video services we can offer HSI and telephone services to those homes passed with our upgraded two way capable network. As well as transmitting 30 to 35 analog video channels (depending on the region) and 36 VHF radio stations, our network can deliver up to 17 digital channels in the spectrum between 310 to 470 MHz (the “Hyperband”). Each digital channel is capable of carrying up to 12 digital program streams. In July of 2006, we introduced pay per view services (“PPV”). We also own and operate a digital playout center capable of delivering encrypted digital television signals via satellite uplinks to all of Germany.

The Company transmits analog channels in the spectrum between 47 MHz and 301 MHz. Historically the basic analog product was either offered on a retail basis directly to single family subscribers or on a wholesale basis through other commercial operators (“Level 4 operators”) or housing associations. Beginning April 1, 2006, the Company no longer offered the basic analog access product to new single family customers but instead offered a digital access product to new single family customers but instead offered a digital access product. The basic digital service is offered under the brand name of Kabel Digital Access. This product includes the digital programs offered by the public broadcasters and most of the commercial broadcasters in Germany. In total approximately 76 digital channels are now offered in the digital access product.

Monthly subscription rates paid by our access customers depend on the number of subscribers connected at a network connection point. In general, single family direct customers pay a higher monthly subscription fee on a per subscriber basis than Level 4 operators or housing associations that aggregate several subscribers behind one network connection point. The Company gives a 5% discount to all customers which prepay the monthly subscription fee on an annual basis for the analog and digital access product. In addition to the standard monthly subscription rates and discounts, which are based on the number of subscribers connected to a connection point and payment terms, KDG gives additional volume discounts to certain large commercial operators and housing associations. Level 4 operators typically resell the signal to housing associations but in some cases directly to end users. Housing associations provide the signal to individual tenants and may or may not charge the tenants for the service. We also charge installation fees related to the connection of subscribers to the network. In addition to providing basic cable television services to its subscribers, the Company charges television broadcasters carriage fees for delivering their television signals over the Company’s network. These carriage fees are typically based on the number of homes into which the signal is delivered. The Company also delivers and charges carriage fees for radio signals delivered over the network into subscriber homes. The Company renegotiated most of its analog video carriage fee contracts at the end of 2005 which not only increased the fees paid per household reached but extended the term of the agreements and provided for simulcast of those analog signals into the digital spectrum.

In addition to the access business described in the above paragraph, the Company offers its own digital video pay packages. The Company also delivers the digital video packages of an unaffiliated pay TV operator. In addition to serving its own subscriber base our digital playout center also delivers digital video signals to unaffiliated regional cable television operators in Germany for distribution to the subscribers served by these operators.

The Company’s digital video packages are branded as Kabel Digital International and Kabel Digital Home. Kabel Digital International is comprised of 41 foreign language programs. Kabel Digital Home offers more than 30 information and entertainment video channels. The Company sells its digital packages directly to consumers and to a lesser extent indirectly through certain Level 4 operators and housing associations. We also sell our digital packages to an unaffiliated regional cable television operator. Under these wholesale agreements the operator typically receives a discount to our listed retail subscription fee. As of December 31, 2006, the Company could provide its digital products to approximately 9 million of its existing access customers and served approximately 618 thousand digital RGU’s with its digital video packages. Through the agreement with the regional operator we could reach approximately 2.3 million additional homes with our digital offerings and served additional 42 thousand digital RGU’s. In total at December 31, 2006 we served approximately 660 thousand digital pay RGU’s.

The unaffiliated pay television operator pays fixed carriage fees for the use of five of the Company’s 17 digital channels which are used to deliver its video packages. In addition, the pay television operator pays to us a variable fee based on the revenue generated from the subscribers receiving its pay television services over our network. The video packages of the unaffiliated pay TV operator are distributed to our subscriber base and to the subscriber base of other unaffiliated regional operators through our digital playout center and transponders. In general, KDG pays a portion of the revenue generated by the digital platform to these third party cable television operators on a pro-rata basis based on services used and subscribers served. Likewise, these operators are charged a portion of the platform’s cost on a pro-rata share basis based on services used and subscribers served.

The Company can offer HSI and phone services to those homes which are passed by its upgraded network and where the Company has or can have a direct relationship with the customer and where the Level 4 or Housing Association allows us to either directly or indirectly provide our services (“Marketable Homes”). At December 31, 2006, the Company passed 8.6 million homes with upgraded network and could market HSI and Phone services to approximately 2.8 million homes.

At December 31, 2006 the Company served approximately 146 thousand HSI and 121 thousand telephony RGU’s through 155 thousand subscribers.

An additional source of revenue is generated from TKS Telepost Kabel-Service Kaiserslautern GmbH & Co. KG (“TKS”), a wholly owned subsidiary of KDVS. TKS provides cable television, telephone and Internet services to the U.S. military personnel stationed in Germany. It provides billing services for Deutsche Telekom AG’s (“DTAG”) telephone customers who prefer English language bills. TKS also sells certain telecommunication products in its shops to personnel on U.S. military bases such as prepaid mobile phone cards and, since the quarter ended December 31, 2006, contracts for mobile phones specially designed for personnel on U.S. military bases.

Operating Results for the Quarter and the Nine Months Ended December 31, 2006

The operating results of KDG for the quarters ended December 31, 2006 and December 31, 2005, have been prepared in accordance with International Financial Reporting Standards (IFRSs) that have been approved by the European Union (“EU”) as of December 31, 2006 and December 31, 2005, respectively.

To be able to compare the results for the quarter and the nine months ended December 31, 2006 and December 31, 2005 certain numbers for the quarter and the nine months ended December 31, 2005 have been reclassified.

Results for the Quarter Ended December 31, 2006 compared to the Quarter Ended December 31, 2005

Revenues

Revenues are generated from our core business activities of providing analog and digital television, HSI and Phone services. Included are subscription and installation fees paid by the Company’s direct and indirect subscribers for the delivery of analog and digital video and audio signals, HSI and Kabel Phone subscription fees, carriage fees paid by broadcasters for the distribution of analog video and audio signals over our network, carriage fees and a revenue share paid by a pay TV operator for the distribution of its digital video and audio signals, revenue from sales of digital boxes, service fees paid by the unaffiliated cable television operators for digital playout facility services, administrative billing fees and retail sales in connection with telecommunication products generated by TKS and other sales. For the quarter ended December 31, 2006, revenues increased by 8.5% to T€ 273,326 from T€ 251,903 for the quarter ended December 31, 2005.

Access subscription fees paid for the delivery of analog and digital video signals are generated from individuals, businesses and housing associations. Analog and digital access subscribers served by the Company decreased to 9,466 thousand at December 31, 2006 from approximately 9,585 thousand at December 31, 2005. In April of 2006, the Company discontinued  to offer the analog access product for new single family homes and instead offers a digital access product. At December 31, 2006 the Company served 209 thousand digital access RGUs. Average subscribers served in the quarter ended December 31, 2006 were 9,485 thousand compared to 9,565 thousand during the same period in 2005.

Analog and digital television access subscription fees increased by 0.9% during the quarter ended December 31, 2006 to T€ 209,056 from T€ 207,111 during the quarter ended December 31, 2005. The average monthly subscription revenue per subscriber (“ARPU”) amounts to € 7.37 for the three months ended December 31, 2006 compared to € 7.22 for the three months ended December 31, 2005. Beginning April 1, 2006, the Company no longer offered the basic analog access product to new single family customers but instead offered a digital access product. In December of 2006, the Company announced to certain customers a rate increase in conjunction with an offer to convert to the digital access product. As part of the offer the Company provided the required digital access box free of charge. In addition, KDG Home was provided free of charge for a promotional period of time along with three PPV selections.

Installation fees generated from the analog and digital cable television access business increased by 51.1% to T€ 1,889 in the quarter ended December 31, 2006 from T€ 1,250 in the same period in 2005. The primary factor responsible for the increase relates to higher installation fees for the digital access product that has been offered since April 2006. Installation fees are expected to remain at current levels.

Analog carriage fees increased by 1.5% to T€ 16,110 in the quarter ended December 31, 2006 from T€ 15,867 in the quarter ended December 31, 2005. The Company signed new contracts with the majority of the commercial broadcasters at the beginning of 2006. Contracts with the remaining commercial broadcasters were closed during 2006. The new contracts increase the average price per home distributed, extend the terms and provide for the simulcast of the analog signals into the digital spectrum.

Revenues generated from our digital pay television business activities include the delivery of Kabel Digital video packages for monthly subscription fees, the sale of digital boxes, digital carriage fees, service fees for providing digital playout services to third parties, sales commissions for selling the start-package of an unaffiliated pay television operator and from pay per view services.

Subscription fees paid by customers utilizing our digital pay products increased by 89.4% to T€ 14,543 in the quarter ended December 31, 2006 from T€ 7,679 in the quarter ended December 31, 2005. The primary factor responsible for this increase relates to growth in RGU’s which increased by 64.5% to approximately 660 thousand at December 31, 2006 from approximately 401 thousand at December 31, 2005. Another factor responsible for the growth is a price increase for certain Kabel Digital Home subscribers in June 2006. For the quarter ended December 31, 2006 ARPU was € 7.63 compared to € 7.22 for the same period in the prior year. The Company believes revenues from digital subscriptions will continue to grow rapidly as the digital television business develops further.

With the launch of Digital TV we also started selling digital boxes. Revenues from these digital box sales in the quarter ended December 31, 2006 were T€ 318 compared to T€ 2,033 in the quarter ended December 31, 2005. The primary factor for the decline was the introduction of a new product in May of 2005 which included the sale of digital boxes for € 1 per box as a special offer to gain new digital subscribers at a higher ARPU. Given most of our new customers take this product, retail box sales have declined dramatically.

Revenues generated from the digital playout facility include digital carriage fees, compensation for providing digital playout services and other digital revenues. Digital carriage fees increased by 2.2% to T€ 8,591 for the quarter ended December 31, 2006 compared to T€ 8,403 in the quarter ended December 31, 2005. Of the total digital carriage fees the Company shares approximately T€ 7,565 with the unaffiliated regional operators based on the number of subscribers served. Approximately 38.0% of these feed-in revenues were paid to the unaffiliated operators and recognized as a cost by the Company. The future growth in carriage fees will be correlated to the growth of the subscriber base of the pay TV operator utilizing our network through at least 2007 when the contract expires.

Other digital revenues include sales commissions paid by the pay TV operator utilizing our network for selling one of its packages as part of our Kabel Digital Basic product, compensation we received from the unaffiliated regional operators for providing digital playout services, sales from the activation of SmartCards relating to digital television subscriptions and other digital revenues such as shipping costs associated with the distribution of digital boxes. These revenues were T€ 1,103 for the quarter ended December 31, 2006 compared to T€ 1,123 for the quarter ended December 31, 2005.

Total digital revenue amounted to T€ 24,555 for the quarter ended December 31, 2006 compared to T€ 19,238 in the same period of 2005. It is the Company’s intention to further develop business plans to offer additional digital video products such as pay per view service which was introduced in July 2006. The Company believes these products will enhance the growth of the existing access subscriber base and allow the Company to increase the average revenue generated per subscriber.

Revenues for HSI and Kabel Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of cable modems. Total HSI and Kabel Phone revenues increased substantially to T€ 15,678 for the quarter ended December 31, 2006 from T€ 2,173 for the quarter ended December 31, 2005. The increase in HSI and telephone sales primarily relates to the increase in RGU’s which reached approximately 267 thousand units in December 2006 compared to 45 thousand units in the same period last year. Included in the 2006 numbers are approximately 146 thousand HSI and 121 thousand telephone RGU’s. Average RGUs in the quarter ended December 31, 2006 increased to 246 thousand compared to 32 thousand average RGU’s during the same period in 2005. For the quarter ended December 31, 2006 ARPU was € 21.64 compared to € 20.60 for the same period last year. In many cases both services are subscribed to by one customer. In total the Company served 34 thousand HSI stand-alone subscribers, 9 thousand stand-alone telephone subscribers and 112 thousand subscribers who subscribe to both products. The Company intends to increase its bi-directional backbone and marketable homes which should allow increased growth in HSI and telephone customers and revenues. Since November of 2006 new modems are provided free of charge. The cost for the modem is capitalized and amortized over three years.

Other revenues are primarily comprised of telecommunication products offered and sold by TKS and revenues from services related to net-level 4 activities. Other revenues decreased by 3.6% to T€ 6,038 for the quarter ended December 31, 2006 from T€ 6,264 for the quarter ended December 31, 2005. Approximately T€ 5,620 of other revenues relate to non-analog subscription based revenue of TKS for the quarter ended December 31, 2006 compared to T€ 5,100 for the same period in 2005. The remainder of the revenue is comprised of several small items.

Costs of Services Rendered

Costs of services rendered are costs related to the revenue generating business activities of the Company. These costs are primarily comprised of personnel expenses, costs of materials and services, other expenses (copyright expenses, rent for technical infrastructure, fees for the Bayerische Medienanstalt and other items) and depreciation of our network. Costs of services rendered increased by 4.5% to T€ 130,538 for the quarter ended December 31, 2006 from T€ 124,870 for the quarter ended December 31, 2005.

Personnel expenses included in cost of services rendered increased by 7.0% to T€ 16,529 in the quarter ended December 31, 2006 from T€ 15,441 in the quarter ended December 31, 2005. The increase is primarily resulting from an increase in personnel and also from a tariff increase consummated in the beginning of 2006.

Costs of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition, conditional access license expenses, content expenses, expenses for digital boxes sold and the selling and installation of modems are included in cost of materials and services. For the quarter ended December 31, 2006, cost of materials and services decreased by 4.2% to T€ 60,694 from T€ 63,327 for the quarter ended December 31, 2005.

The SLAs are generally long term contractual arrangements and have strict guidelines regarding DTAG’s ability to increase prices in the future. The Company has the ability to cancel these agreements subject to certain notice periods and we are actively seeking alternatives for a portion of these services. Expenses for total SLAs for the quarter ended December 31, 2006 amounted to T€ 41,426 compared to T€ 43,324 for the quarter ended December 31, 2005.

For the quarter ended December 31, 2006, expenses recorded under the SLAs related to DTAG decreased to T€ 40,993 from T€ 43,324 for the quarter ended December 31, 2005. The decrease primarily results from the reduction of the service received from DTAG which are now provided by third parties.

For the quarter ended December 31, 2006, transponder cost approximated T€ 468 compared to T€ 649 for the quarter ended December 31, 2005.

For the quarter ended December 31, 2006 content costs were T€ 9,743 compared to T€ 5,098 for the quarter ended December 31, 2005. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At December 31, 2006, fixed content costs approximated T€ 2,411 compared to T€ 1,687 for the quarter ended December 31, 2005. Content costs will increase as we add additional channels to our digital offering and as our digital subscription base grows.

The costs of digital boxes sold relates to those digital boxes sold at full retail cost and not at reduced prices related to special promotions. Cost of boxes sold amounted to T€ 96 in the quarter ended December 31, 2006 compared to T€ 1,776 in the quarter ended December 31, 2005. The decline relates to the fact that in May 2005 the Company began to subsidize boxes to increase subscribers and the associated ARPU. This product offering has been very successful resulting in fewer customers acquiring the digital box at retail price. These subsidized boxes used to support sales activities are carried in deferred expenses and expensed over two years or the life of the contract through selling expenses instead of costs of services rendered.

Other cost of materials and services include the portion of digital platform revenues paid to the unaffiliated regional cable television operators and other costs of materials and services. Other costs of materials and services decreased by 28.2% to T€ 8,961 for the quarter ended December 31, 2006 from T€ 12,480 for the quarter ended December 31, 2005. The decrease is primarily related to certain network upgrade activities related to our HSI and phone roll-out. As part of the upgrade of our network certain components in the network have to be replaced to provide the two way services. Prior to the upgrade roll-out these components were maintained and replaced under our normal maintenance cycle. Now that the replacement is required as part of the upgrade and offering of new services the change of these components is capitalized. This resulted in a one-time reclassification of T€ 9,340 in maintenance expenses in the quarter ended December 31, 2006. Of this amount approximately T€ 3,177 is attributed to the quarter ended December 31, 2006 and the remainder is attributable to the period between April and September 2006. Prior to April 2006 the expense was immaterial. Partially offsetting this positive impact was an increase in the costs for connectivity and interconnection of phone in the amount of T€ 3,794.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, costs for customization of technical systems, and other miscellaneous expenses. For the quarter ended December 31, 2006 other expenses increased by 20.4% to T€ 19,788 from T€ 16,435 in the quarter ended December 31, 2005.

For the quarter ended December 31, 2006, copyright expenses were T€ 8,085 compared to T€ 8,501 for the quarter ended December 31, 2005. Copyright expenses are governed by two primary contracts. Both contracts terminated on December 31, 2006. The Company is in the process of renegotiating these contracts with the relevant copyright authorities.

Other expenses include fees paid to the Bayerische Medienanstalt. Beginning in January 2004, the Company was required to pay a fee to the Bayerische Medienanstalt. In the quarter ended December 31, 2006, the Company paid T€ 2,205 related to this item compared to T€ 2,297 in the same period in 2005.

The remaining balance of other expenses includes several items which increased substantially to T€ 9,498 for the quarter ended December 31, 2006 from T€ 5,637 in the same period in 2005.

Depreciation expenses primarily include the depreciation of the network, capitalized transponder leases, splitters and the digital platform. For the quarter ended December 31, 2006 depreciation expense increased by 13.0% to T€ 33,527 from T€ 29,667 recorded in the quarter ended December 31, 2005. The increase relates to the upgrade of the network for HSI and Kabel Phone.

Other Operating Income

Other operating income primarily includes insurance recoveries related to damaged property, marketing subsidies and an administrative fee charged to customers who do not pay their subscription fee by direct debit. Other operating income decreased to T€ 3,554 for the quarter ended December 31, 2006 from T€ 5,121 for the same period in 2005.

Selling Expenses

Selling expenses are costs and expenses incurred to support the sales effort of the Company’s products and services. These expenses are primarily comprised of personnel expenses related to sales activities, advertising, sales commissions, bad debt allowances, postage, expenses for material and other services and depreciation and amortization of our customer list. Selling expenses increased by 17.1% to T€ 82,409 for the quarter ended December 31, 2006 from T€ 70,369 for the quarter ended December 31, 2005. This is primarily related to increased activities regarding the new emphasis on Digital TV, HSI and Kabel Phone.

Personnel expenses include wages, salaries, social security and pension costs related to the sales, marketing and call-center personnel. Personnel expenses increased by 3.2% to T€ 15,687 in the quarter ended December 31, 2006 from T€ 15,195 in the quarter ended December 31, 2005. The increase relates primarily to higher non-cash expenses related to the Management Equity Participation Program in the amount of T€ 286 and an increase in average salaries for the quarter ended December 31, 2006 compared to the same period last year.

Costs of materials and services included in selling expenses are services related to the Company’s digital pay, HSI and phone activities. Cost of materials and services increased to T€ 8,225 in the quarter ended December 31, 2006 from T€ 4,887 in the same period last year. The increase relates primarily to the increased number of subsidized boxes distributed to our customers for € 1. The cost of the box is deferred and amortized over the life of the contract. The deferred costs amortized into costs of materials and services amounted to T€ 3,084 for the quarter ended December 31, 2006 compared to T€ 555 for the quarter ended December 31, 2005.

Other expenses within selling expenses primarily include costs for advertising and marketing, sales commissions, bad debt expenses, expenses for postage and other miscellaneous expenses. For the quarter ended December 31, 2006 other expenses increased by 26.0% to T€ 34,661 from T€ 27,501 in the quarter ended December 31, 2005.

Advertising and marketing expenses include costs and expenses related to advertising and marketing the products and services offered by the Company. These costs increased by 4.5% to T€ 14,285 in the quarter ended December 31, 2006 from T€ 13,674 in the same period last year. Approximately T€ 4,317 of the total advertising and marketing expense in the quarter ended December 31, 2006 are related to our access and digital products compared to T€ 7,768 in the same period last year. Advertising and marketing related to HSI and Phone for the quarter ended December 31, 2006 increased to T€ 6,746 from T€ 4,349 for the quarter ended December 31, 2005. The increase is primarily related to roll-out of HSI and Phone in Bavaria in October 2006. The remainder of the marketing and advertising expenses primarily relate to ongoing branding, product promotions and to the campaign to digitalize the basic cable access. The marketing and advertising expenses incurred in the quarter ended December 31, 2006 are reflective of the Company’s on-going marketing and advertising plans.

Sales commissions primarily relate to commissions paid to sales agents who sell analog and digital cable television subscriptions and HSI and telephone subscriptions. Sales commissions are also paid in relation to the retail channel. Sales commissions decreased by 35.5% to T€ 4,371 in the quarter ended December 31, 2006 from T€ 6,782 in the quarter ended December 31, 2005. One reason for the decrease is the fact that on April 1, 2006, the Company modified the business conditions with respect to the minimum duration of customer contracts. Due to this modification the Company began to capitalize certain sales commissions. For the quarter ended December 31, 2006, the capitalized amount approximated T€ 2,893. The amortization period of these amounts is the expected average life of the customer relationship related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

Bad debt recoveries and expenses are being netted for financial reporting purposes. For the quarter ended December 31, 2006, the Company recorded net bad debt expenses of T€ 7,586. Generally, for key customers we build specific allowance; for the remaining customers we build general provisions based on the aging of the receivables.

The remaining balance of other expenses includes several items which increased to T€ 8,419 for the quarter ended December 31, 2006 from T€ 7,045 in the same period in 2005.

Depreciation and Amortization primarily includes the amortization of the customer list and of the sales commissions of the Company’s sales agents and call center representatives. For the quarter ended December 31, 2006, the amortization increased by 4.6% to T€ 23,836 from T€ 22,786 in the quarter ended December 31, 2005. The amortization period for the capitalized subscriber acquisition costs is the expected average life of the customer relationship related to our access products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

General and Administrative Expenses

General and administrative expenses are related to headquarter items such as the compensation and associated costs related to the managing directors and the legal and regulatory, finance, human resources and investor relations departments. These are expenses that cannot be directly allocated to cost of services rendered and selling expenses. General and administrative expenses include personnel expenses, expenses for external consultants, IT— Support, public relations, rent of facilities, depreciation and amortization of software, office furniture and equipment and other miscellaneous expenses.

General and administrative expenses decreased by 10.6% to T€ 21,702 for the quarter ended December 31, 2006 from T€ 24,279 for the quarter ended December 31, 2005.

Personnel expenses include salaries, social security and pension costs related to the costs for headquarter personnel and other personnel expenses that cannot be allocated to cost of services rendered and selling expenses. Personnel expenses increased by 28.1% to T€ 9,449 in the quarter ended December 31, 2006 from T€ 7,377 in the quarter ended December 31, 2005. The increase relates primarily to higher non-cash expenses related to the Management Equity Participation Program in the amount of T€ 866 in the quarter ended December 31, 2006 compared to the same period last year as well as an increase in personnel and higher tariffs in 2006.

Other expenses within general and administrative expenses primarily include costs for external consultants, IT support and other miscellaneous expenses. For the quarter ended December 31, 2006 other expenses decreased by 35.9% to T€ 7,865 from T€ 12,271 for the quarter ended December 31, 2005.

External consultants are retained to assist management in analyzing, reviewing and implementing certain projects including efficiency gains, personnel assessments and implementation and enhancement of information systems. External consultant expenses decreased to T€ 811 in the quarter ended December 31, 2006 from T€ 2,063 in the quarter ended December 31, 2005. The target of the Company is  to build up internal knowledge and reduce the reliance on external consultants.

Information Technology support primarily includes expenses for software and hardware maintenance and external consultants. IT support decreased by 17.1% to T€ 3,306 for the quarter ended December 31, 2006 from T€ 3,990 for the quarter ended December 31, 2005. The decrease primarily relates to less external support needed concerning the development of applications and the operating and maintaining of applications.

Expenses for public relations and marketing are primarily comprised of expenses for corporate branding and corporate communication, events, fairs and other activities. For the quarter ended December 31, 2006, expenses for public relations and marketing activities were T€ 36 compared to T€ 338 for the quarter ended December 31, 2005.

The remaining balance of other expenses includes several items and decreased by 36.9% to T€ 3,712 for the quarter ended December 31, 2006 from T€ 5,880 for the same period in 2005. Included in the prior year numbers are certain one-time items.

Depreciation and Amortization primarily includes the depreciation and amortization on IT and standard software licenses. For the quarter ended December 31, 2006 the depreciation decreased by 5.2% to T€ 4,388 from T€ 4,631 in the quarter ended December 31, 2005.

Profit from Ordinary Activities

Profit from ordinary activities for the quarter ended December 31, 2006 was T€ 42,231 compared to T€ 37,506 for the quarter ended December 31, 2005. The increase is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from loans made to affiliated companies and from bank deposits. For the quarter ended December 31, 2006, interest income decreased to T€ 838 from T€ 997 for the quarter ended December 31, 2005.

Interest Expense

Interest expense includes interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees and interest on finance leases. Interest expense decreased to T€ 39,398 in the quarter ended December 31, 2006 from T€ 42,888 in the quarter ended December 31, 2005.

Included in interest expense is interest related to the Company’s Senior Credit Facility amounting to T€ 17,250 for the quarter ended December 31, 2006 compared to T€ 18,133 for the same period in 2005 and interest related to the 2014 Senior Notes amounting to T€ 19,616 for the quarter ended December 31, 2006 and for the same period 2005.

The Company capitalizes finance fees and amortizes these costs into interest expense over the life of the related asset being financed. In the quarter ended December 31, 2006, financing costs amounting to T€ 1,889 were amortized into interest expense. In addition, interest expense for the quarter ended December 31, 2006 includes other interest amounting to T€ 643.

Outstanding interest bearing indebtedness as of December 31, 2006 decreased to T€ 1,960,553 from T€ 1,977,550 as of December 31, 2005.

Accretion on Investments and other Securities

There was no Accretion on Investments and other Securities for the quarter ended December 31, 2006. Accretion on Investments and other Securities for the quarter ended December 31, 2005 amounted to T€ 132.

Income from Associates

For the quarter ended December 31, 2006 income in the amount of T€ 75 was recorded compared to expenses of T€ 17 for the quarter ended December 31, 2005.

Taxes

Taxes for the quarter ended December 31, 2006 were T€ 6,068 and are comprised of deferred tax expenses of T€ 5,270 and current income tax expenses of T€ 798. In the quarter ended December 31, 2005, we recorded income tax expenses of T€ 5,460.

Net Loss

Net loss for the quarter ended December 31, 2006 was T€ 2,322 compared to T€ 9,994 for the quarter ended December 31, 2005. The decrease in net loss is related to the issues discussed in the above sections.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation, amortization and before MEP related expenses (“EBITDA as adjusted”) increased by 11.2% to T€ 104,347 for the quarter ended December 31, 2006 from T€ 93,799 for the quarter ended December 31, 2005. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

The following table shows the calculation of EBITDA as adjusted:

	October 1, - December 31, 2006	October 1, - December 31, 2005
	T€	T€
Profit from ordinary activities	42,231	37,506
Depreciation and Amortization	61,751	57,084
MEP related (income)/expenses	365	-791
EBITDA as adjusted	104,347	93,799

We generated a net loss in the quarter ended December 31, 2006. Although we may continue to incur losses in the short to mid term related to the development and commercial roll out of Digital TV, HSI and Kabel Phone segments, we expect the results to improve both in the group and in each segment over time.

Segment Reporting

For the quarter ended December 31, 2006, we are reporting in business segments. These segments are Cable access, TV/Radio, HSI and phone, TKS and Reconciliation*, which primarily includes central services and corporate activities.

The following table reflects the allocation of EBITDA as adjusted to the different segments for the quarter ended December 31, 2006:

	Cable Access	TV/Radio	HSI	TKS	* Reconciliation	Total
	T€	T€	T€	T€	T€	T€
Profit/loss from ordinary activities	67,084	5,422	-9,620	2,447	-23,102	42,231

Depreciation and Amortization	51,177	3,311	2,413	344	4,506	61,751

MEP related expense					365	365
EBITDA as adjusted	118,261	8,733	-7,207	2,791	-18,231	104,347

Results for the Nine Months Ended December 31, 2006 compared to the Nine Months Ended December 31, 2005

Revenues

Revenues for the nine months ended December 31, 2006 increased by 8.0% to T€ 813,206 from T€ 752,710 for the nine months ended December 31, 2005.

Analog and digital television access subscription fees increased by 1.1% during the nine months ended December 31, 2006 to T€ 631,029 from T€ 623,929 during the nine months ended December 31, 2005. The average monthly subscription revenue per subscriber (“ARPU”) amounted to € 7.35 for the nine months ended December 31, 2006 compared to € 7.24 for the nine months ended December 31, 2005. Beginning April 1, 2006, the Company no longer offered the basic analog access product to new single family customers but instead offered a digital access product. In December 2006 the Company announced to certain customers a rate increase in conjunction with an offer to convert to the digital access product. As part of the offer the Company provided the digital access box free of charge. In addition, KDG Home was provided free of charge for a promotional period along with three PPV selections.

* Reconciliation primarily includes corporate and administrative functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations and financing.

Average subscribers served in the nine months ended December 31, 2006 remained relatively stable at 9,534 thousand compared to 9,580 thousand average subscribers served during the same period in 2005.

Installation fees generated from the analog and digital cable television access business increased by 6.6% to T€ 4,827 in the nine months ended December 31, 2006 from T€ 4,527 in the same period in 2005. The primary factor responsible for the increase relates to higher installation fees for the digital access product. Installation fees are expected to remain at current levels.

Analog carriage fees increased by 5.8% to T€ 52,048 in the nine months ended December 31, 2006 from T€ 49,191 in the nine months ended December 31, 2005. The Company signed new contracts with the majority of the commercial broadcasters at the beginning of 2006. Contracts with further commercial broadcasters were closed during 2006. The new contracts increase the average price per home distributed, extend the terms and provide for the simulcast of the analog signals into the digital spectrum.

Subscription fees paid by digital pay customers increased by 108.0% to T€ 38,845 in the nine months ended December 31, 2006 from T€ 18,676 in the nine months ended December 31, 2005. The primary factor responsible for this increase relates to growth in RGU’s which increased by 64.5% to approximately 660 thousand at December 31, 2006 from approximately 401 thousand at December 31, 2005. Another factor responsible for the increase is a price increase for certain subscribers of Kabel Digital Home in June 2006. For the nine months ended December 31, 2006 ARPU was € 7.52 compared to € 7.01 during the same period in the prior year. The Company believes revenues from digital subscriptions will continue to grow rapidly as the digital television business develops further.

With the launch of Digital TV we also started selling digital boxes. Revenues from these digital box sales in the nine months ended December 31, 2006 were T€ 823 compared to T€ 4,711 in the nine months ended December 31, 2005. The primary factor for the decline was the introduction of a new product in May of 2005 which included a digital box for € 1 as a special offer to gain new digital subscribers at a higher ARPU. Given most of our new customers take this product, retail box sales have declined dramatically.

Revenues generated from the digital playout facility include digital carriage fees, compensation for providing digital playout services and other digital revenues. Digital carriage fees decreased by 2.2% to T€ 24,265 for the nine months ended December 31, 2006 compared to T€ 24,800 in the nine months ended December 31, 2005. A factor responsible for the decrease is the loss of fixed fees received from MediaVision, a DTAG owned and operated company, for the lease of two channels. Of the total digital carriage fees the Company shares approximately T€ 22,680 with the unaffiliated regional operators based on the number of subscribers served. Approximately 38.0% of these feed-in revenues were paid to the unaffiliated operators and recognized as a cost by the Company. The future growth in carriage fees will be correlated to the growth of the subscriber base of the pay TV operator utilizing our network through at least 2007 when the contract expires.

Another source of digital sales relates to compensation we receive from the unaffiliated regional operators for providing digital playout services. For the nine months ended December 31, 2006, service fees paid for digital playout services were approximately T€ 1,769 compared to T€ 2,551 for the nine months ended December 31, 2005. In the long term the Company believes that revenues related to this activity will continue to come under pressure and will be completely eliminated when these unaffiliated operators develop their own digital playout facility capacity.

Other digital revenues include sales commissions paid by the pay TV operator utilizing our network for selling one of its packages, sales from the activation of SmartCards relating to digital television subscriptions and other digital revenues such as shipping costs associated with the distribution of digital boxes. These revenues were T€ 3,829 for the nine months ended December 31, 2006 compared to T€ 1,379 for the same period last year. This item will remain close to current levels.

Total digital revenue amounted to T€ 69,531 for the nine months ended December 31, 2006 compared to T€ 52,117 in the same period of 2005. It is the Company’s intention to further develop business plans to offer additional digital video products, such as a pay per view service which was introduced in July 2006. The Company believes these products will enhance the growth of the existing subscriber base and allow the Company to increase the average revenue generated per subscriber.

Revenues for HSI and Kabel Phone include recurring revenue from monthly subscription fees and non-recurring revenue from installation fees and the sale of cable modems. Total HSI and Phone revenues increased substantially to T€ 37,370 for the nine months ended December 31, 2006 from T€ 4,439 for the nine months ended December 31, 2005. The increase in HSI and phone sales primarily relates to the increase in RGU’s which reached approximately 267 thousand units in December 2006 compared to 45 thousand units in the same period last year. Included in the 2006 numbers are approximately 146 thousand HSI and 121 thousand telephone RGU’s. Average RGUs in the nine months ended December 31, 2006 increased to 194 thousand compared to 22 thousand average RGU’s during the same period in 2005. For the nine months ended December 31, 2006 ARPU was € 21.95 compared to € 21.86 for the same period last year. In many cases both products are subscribed to by one customer. In total the Company served 34 thousand HSI stand-alone subscribers, 9 thousand stand-alone telephone subscribers and 112 thousand subscribers who take both products. The Company intends to increase its bi-directional backbone and marketable homes which should allow increased growth in

 HSI and telephone customers and revenues. Since November 2006, new modems are provided free of charge. The cost for the modem is capitalized and amortized over three years.

Other revenues are primarily comprised of telecommunication products offered and sold by TKS and revenues from services related to net-level 4 related activities. Other revenues remained relatively stable at T€ 18,401 for the nine months ended December 31, 2006 compared to T€ 18,507 for the nine months ended December 31, 2005. Approximately T€ 16,198 of other revenues relate to non-analog subscription based revenue of TKS for the nine months ended December 31, 2006 compared to T€ 14,699 for the same period in 2005. The increase is primarily related to the internet revenues of TKS. The remainder of the revenue is comprised of several small items.

Costs of Services Rendered

Costs of services rendered increased by 14.7% to T€ 410,767 for the nine months ended December 31, 2006 from T€ 357,996 for the nine months ended December 31, 2005.

Personnel expenses included in cost of services rendered increased by 11.1% to T€ 50,471 in the nine months ended December 31, 2006 from T€ 45,427 in the nine months ended December 31, 2005. Included in personnel expenses for the nine months ended December 31, 2006 is a one time accrual in the amount of T€ 1,167 related to the restructuring of regional technical, marketing and sales departments. The reason for the remaining increase is primarily related to an increase in personnel consummated and a tariff increase in the beginning of 2006.

Costs of materials and services primarily include Service Level Agreements with DTAG (“SLA”) which are primarily related to the lease of duct space, co-location facilities, fiber optic systems and energy. In addition, conditional access license expenses, content expenses, expenses for digital boxes sold and the selling and installation of modems are included in cost of materials and services. For the nine months ended December 31, 2006, cost of materials and services increased by 12.2% to T€ 202,780 from T€ 180,767 for the nine months ended December 31, 2005.

Expenses related to the total SLAs for the nine months ended December 31, 2006 amounted to T€ 126,252 compared to T€ 127,620 for the quarter ended December 31, 2005. For the nine months ended December 31, 2006 expenses recorded under the DTAG SLAs decreased to T€ 124,911 from T€ 127,620 for the nine months ended December 31, 2005. The decrease primarily results from the reduction of the service received from DTAG which are now provided by third parties.

For the nine months ended December 31, 2006, transponder cost approximated T€ 2,616 compared to T€ 1,776 for the nine months ended December 31, 2005. On January 1, 2006, two additional transponders were put into service which are used for the digital offering of simulcasted analog programs.

Included for the nine months ended December 31, 2006 were T€ 25,534 of content costs compared to T€ 13,683 for the nine months ended December 31, 2005. In general, our content costs are based on the number of digital subscribers served by us; however, some content contracts are based on minimum subscription guarantees. At December 31, 2006, fixed minimum guarantees and other fixed fees approximated T€ 6,627 compared to T€ 4,925 for the nine months ended December 31, 2005. Content costs will increase as we add additional channels to our digital offering and as our digital subscription base grows.

Cost of boxes sold amounted to T€ 336 in the nine months ended December 31, 2006 compared to T€ 3,819 in the nine months ended December 31, 2005. The decline relates to the fact that in May 2005 the Company began to offer boxes at € 1 to increase subscriber ARPU and number of contracts. This product offering boxes has been very successful resulting in fewer customers acquiring the digital boxes at a retail price. The boxes used to support the sales activity are carried in deferred expenses and expensed over two years or the life of the contract through selling expenses instead of costs of services rendered.

Other costs of materials and services include the portion of digital platform revenues paid to the unaffiliated regional cable television operators and other costs of materials and services. Other costs of materials and services increased by 41.8% to T€ 48,042 for the nine months ended December 31, 2006 from T€ 33,869 for the nine months ended December 31, 2005. The increase is primarily related to the HSI and Phone roll-out. This led to increased expenses for modems and their installation in the amount of T€ 8,043, service fees paid for outsourced billing and rating services in the amount of T€ 3,642 and increased logistic costs in the amount of T€ 1,844. We also recorded increased costs for connectivity and interconnection for phone in the amount of T€ 9,304.

As part of the upgrade of our network certain components have to be replaced. Prior to the roll out of the upgrade, these components were maintained under our normal maintenance cycle. Now that the replacement is required as part of the upgrade and offering of new services the change of these components is capitalized. This resulted in a one-time reclassification of T€ 9,340 in the nine months ended December 31, 2006. Prior to April 2006 the expense was immaterial.

Other expenses primarily include copyright fees, fees paid to the Bayerische Medienanstalt, rent for technical infrastructure, costs for customization of technical systems, and other miscellaneous expenses. For the nine months ended December 31, 2006, other expenses increased by 32.9% to T€ 60,780 from T€ 45,741 in the nine months ended December 31, 2005.

For the nine months ended December 31, 2006, copyright expenses were T€ 24,255 compared to T€ 25,502 for the nine months ended December 31, 2005. Copyright expenses are governed by two primary contracts. Both contracts terminated on December 31, 2006. The Company is in the process of renegotiating these contracts with the relevant copyright authorities.

Other expenses include fees paid to the Bayerische Medienanstalt. Beginning in January 2004, the Company was required to pay a fee to the Bayerische Medienanstalt. In the nine months ended December 31, 2006, the Company paid T€ 6,615 related to this item compared to T€ 6,892 in the same period in 2005.

The remaining balance of other expenses includes several items which increased substantially to T€ 29,910 for the nine months ended December 31, 2006 from T€ 13,347 in the same period in 2005.

Depreciation expenses primarily include the depreciation of the network, capitalized transponder leases, splitters and the digital platform. For the nine months ended December 31, 2006 depreciation expense increased by 12.4% to T€ 96,736 from T€ 86,061 recorded in the nine months ended December 31, 2005. The increase relates to the upgrade of the network for Digital TV and HSI and Kabel Phone.

Other Operating Income

Other operating income primarily includes insurance recoveries related to damaged property, marketing subsidies and an administrative fee charged to customers who do not pay their subscription fee by direct debit. Other operating income decreased by 16.4% to T€ 8,291 for the nine months ended December 31, 2006 from T€ 9,912 for the same period in 2005.

Selling Expenses

Selling expenses increased by 19.3% to T€ 226,831 for the nine months ended December 31, 2006 from T€ 190,169 for the nine months ended December 31, 2005. This is primarily related to increased activities regarding the new emphasis on Digital TV, HSI and Kabel Phone.

Personnel expenses include wages, salaries, social security and pension costs related to sales, marketing and call-center personnel. Personnel expenses increased by 9.5% to T€ 48,261 in the nine months ended December 31, 2006 from T€ 44,082 in the nine months ended December 31, 2005. Included in personnel expenses for the nine months ended December 31, 2006 are additional expenses related to the one-time restructuring of regional technical, marketing and sales departments in the amount of T€ 987 and a non-cash income related to the Management Equity Participation program in the amount of T€ 2,265 compared to a non-cash expense of T€ 217 for the nine months ended December 31, 2005. Excluding these items, personnel expenses in the nine months ended December 31, 2006 increased by 12.9% to T€ 49,539 from T€ 43,865. The increase is primarily resulting from an increase in personnel and a tariff increase consummated in the beginning of 2006.

Costs of materials and services included in selling expenses are services primarily related to digital pay TV, HSI and Phone activities. Cost of materials and services increased to T€ 19,310 in the nine months ended December 31, 2006 from T€ 11,988 in the same period last year. The increase related primarily to the increased number of boxes offered to our customers for € 1 as part of a sales promotion. The cost of the box is deferred and amortized over the life of the contract. The deferred costs amortized into costs of materials and services amounted to T€ 6,579 for the nine months ended December 31, 2006 compared to T€ 1,879 for the nine months ended December 31, 2005. The remainder of cost of materials and services which includes several items related to the HSI and phone upgrade activities.

Other expenses within selling expenses primarily include costs for advertising and marketing, sales commissions, bad debt expenses, expenses for postage and other miscellaneous expenses. For the nine months ended December 31, 2006, other expenses increased by 30.6% to T€ 88,501 from T€ 67,741 in the nine months ended December 31, 2005.

Advertising and marketing expenses include costs and expenses related to advertising and marketing the products and services offered by the Company and increased by 42.9% to T€ 34,507 in the nine months ended December 31, 2006 from T€ 24,155 in the same period last year. Approximately T€ 11,626 of the total advertising and marketing expense in the nine months ended December 31, 2006 related to our access and digital products compared to T€ 15,970 in the same period last year. The reduction in the advertising and marketing expenses related to digital access was redirected into the HSI and telephone product offerings. Advertising and marketing related to HSI and Kabel phone for the nine months ended December 31, 2006 increased to T€ 15,496 from T€ 5,548 for the nine months ended December 31, 2005. The remainder of the marketing and advertising expenses primarily relate to ongoing branding, product promotions and to the campaign to digitalize the basic cable access. The marketing and advertising expenses incurred in the nine months ended December 31, 2006 are reflective of the Company’s on-going marketing and advertising plans.

Sales commissions primarily relate to commissions paid to sales agents who sell analog and digital cable television subscriptions and HSI and telephone subscriptions. Sales commissions are also paid in relation to the retail channel. Sales commissions decreased by 29.2% to T€ 11,888 in the nine months ended December 31, 2006 from T€ 16,799 in the nine months ended December 31, 2005. One reason for the decrease is the fact that at April 1, 2006, the Company modified their business conditions with respect to the duration of customer contracts. Due to this modification the Company began to capitalize certain sales commissions. For the nine months ended December 31, 2006, the capitalized amount approximated T€ 8,610. The amortization period of these amounts is the expected average life of the customer relationship related to our analog products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

Bad debt recoveries and expenses are being netted for financial reporting purposes. For the nine months ended December 2006, the Company recorded net bad debt expenses of T€ 12,384. Generally, for key customers we build specific allowances; for the remaining customers we build general provisions based on the aging of the receivables. It is believed that bad debt provisions approximating 1 to 1.5% of revenue will be required on an ongoing basis.

The remaining balance of other expenses includes several items which increased to T€ 29,722 for the nine months ended December 31, 2006 from T€ 26,787 in the same period in 2005. The increase primarily relates to the HSI and Kabel phone roll-out. Also included in other expenses are expenses related to marketing co-operations with public broadcasters and sales support.

Depreciation and Amortization primarily includes the amortization of the customer list and of the sales commissions of the Company’s sales agents and call center representatives. For the nine months ended December 31, 2006, the amortization increased by 6.6% to T€ 70,759 from T€ 66,358 in the nine months ended December 31, 2005. The amortization period for the capitalized subscriber acquisition costs is the expected average life of the contracts related to our access products and the fixed contract duration for contracts related to our Digital TV and HSI and phone products.

General and Administrative Expenses

General and administrative expenses increased by 8.2% to T€ 75,871 for the nine months ended December 31, 2006 from T€ 70,126 for the nine months ended December 31, 2005.

Personnel expenses include salaries, social security and pension costs related to headquarter personnel and other personnel expenses that cannot be allocated to cost of services rendered or selling expenses. Personnel expenses increased by 18.0% to T€ 28,181 in the nine months ended December 31, 2006 from T€ 23,876 in the nine months ended December 31, 2005. Also included in personnel expenses for the nine months ended December 31, 2006 is a one time accrual of T€ 998 related to the centralization of certain IT departments. The remainder of the increase is primarily resulting from an increase in personnel  and also from a tariff increase.

Other expenses within general and administrative expenses primarily include costs for external consultants, IT support and other miscellaneous expenses. For the nine months ended December 31, 2006 other expenses increased by 1.0% to T€ 35,252 from T€ 34,903 for the nine months ended December 31, 2005.

Depreciation and Amortization primarily includes the depreciation and amortization on IT and standard software licenses. For the nine months ended December 31, 2006 the depreciation increased by 9.6% to T€ 12,438 from T€ 11,347 in the nine months ended December 31, 2005 primarily due to the amortization related to the Company’s new customer care and billing system and other IT-applications. Given the Company’s current IT needs, the investment and therefore depreciation and amortization will remain at 2006 level.

Profit from Ordinary Activities

Profit from ordinary activities for the nine months ended December 31, 2006 was T€ 108,028 compared to T€ 144,331 for the nine months ended December 31, 2005. The decrease is primarily related to the issues discussed in the above sections.

Interest Income

Interest income is primarily derived from loans made to affiliated companies and from bank deposits. For the nine months ended December 31, 2006, interest income increased to T€ 2,133 from T€ 2,066 for the nine months ended December 31, 2005.

Interest Expense

Interest expense includes interest accrued on bank loans, the Company’s 2014 Senior Notes, amortization of financing fees and interest on finance leases. Interest expense decreased to T€ 121,842 in the nine months ended December 31, 2006 from T€ 130,217 in the nine months ended December 31, 2005.

Included in interest expense is interest related to the Company’s Senior Credit Facility amounting to T€ 50,863 for the nine months ended December 31, 2006 compared to T€ 55,128 for the same period in 2005 and interest related to the 2014 Senior Notes amounting to T€ 58,848 for the nine months ended December 31, 2006 compared to T€ 58,848 for the same period 2005.

The Company capitalizes finance fees and amortizes these costs into interest expense over the life of the related assets being financed. In the nine months ended December 31, 2006 amortized financing costs amounted to T€ 7,906. In addition interest expense for the nine months ended December 31, 2006 include T€ 578 related to a one time novation fee due to a change of one hedge provider and other interest amounted to T€ 3,647.

Outstanding interest bearing indebtedness as of December 31, 2006 decreased to T€ 1,960,553 from T€ 1,977,550 as of December 31, 2005.

Accretion on Investments and other Securities

Accretion on Investments and other Securities for the nine months ended December 31, 2006 amounted to income of T€ 265 compared to expenses of T€ 14 for the nine months ended December 31, 2005.

Income from Associates

Income from Associates increased to T€ 791 for the nine months ended December 31, 2006 from T€ 448 for the nine months ended December 31, 2005.

Taxes

Taxes for the nine months ended December 31, 2006 were T€ 16,159 and are comprised of deferred tax expenses of T€ 14,648 and current income tax expenses of T€ 1,511. In the nine months ended December 31, 2005, we recorded income tax expenses of T€ 17,001.

Net Loss

Net loss for the nine months ended December 31, 2006 was T€ 26,784 compared to T€ 387 for the nine months ended December 31, 2005. The increase in the net loss is related to the issues discussed in the above sections.

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Earnings before interest, taxes, depreciation, amortization and before MEP related expenses and non-cash restructuring expenses (“EBITDA as adjusted”) decreased by 6.2% to T€ 289,971 for the nine months ended December 31, 2006 from T€ 309,218 for the nine months ended December 31, 2005. The decrease primarily relates to increased sales activities in connection with Digital TV, HSI and Kabel Phone and to higher costs for one-time consulting, installations and maintenance related to the HSI and Kabel Phone upgrade. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

The following table shows the calculation of EBITDA as adjusted:

	April 1, - December 31, 2006	April 1, - December 31, 2005
	T€	T€
Profit from ordinary activities	108,028	144,331
Depreciation and Amortization	179,933	163,766
MEP related (income)/expenses	-1,142	1,121
Restructuring accrual	3,152	0
EBITDA as adjusted	289,971	309,218

We generated a net loss in the nine months ended December 31, 2006. Although we may continue to incur losses in the short to mid term future related to the development and commercial roll out of Digital TV, HSI and Kabel Phone products, we expect the results to improve both in the group and in each segment over time. A substantial portion of our losses consists of depreciation, amortization and non-cash restructuring expenses that do not directly impact our cash flow.

Segment Reporting

For the nine months ended December 31, 2006 we are reporting in business segments. These segments are Cable access, TV/Radio, HSI and Phone, TKS and Reconciliation*, which primarily includes central services and corporate activities.

The following table reflects the allocation of the EBITDA as adjusted to the different segments for the nine months ended December 31, 2006:

	Cable Access	TV/Radio	HSI	TKS	Reconciliation*	Total
	T€	T€	T€	T€	T€	T€
Profit/loss from ordinary activities	201,491	13,892	-31,285	4,625	-80,695	108,028

Depreciation and Amortization	151,038	8,591	6,075	1,019	13,210	179,933

MEP related expense					-1,142	-1,142

Restructuring accrual	2,423	0	0	0	729	3,152
EBITDA as adjusted	354,952	22,483	-25,210	5,644	-67,898	289,971

Net Assets and Liquidity for the Nine Months Ended December 31, 2006

Total net assets which primarily consist of the customer list and property and equipment amounted to T€ 1,420,672 as of December 31, 2006 compared to T€ 1,422,397 as of March 31, 2006. These assets represent 87.4% (March 31, 2006: 77.9%) of total net assets. Current assets decreased to T€ 184,927 as of December 31, 2006 from T€ 396,516 as of March 31, 2006, primarily due to decreased cash used to repay certain debt in conjunction with refinancing and the seasonal reduction in working capital.

The Company’s on-going operating needs have been and will continue to primarily be funded from cash flow from operations. For the nine months ended December 31, 2006, cash flow from operations was T€ 162,390 compared to T€ 253,750 in the period ended December 31, 2005.

* Reconciliation primarily includes corporate and administrative functions of the Company such as managing directors, legal and regulatory, finance, human resources, internal audit, corporate communication, investor relations and financing.

Cash flow used in investing activities increased to T€ 179,602 in the nine months ended December 31, 2006 compared to T€ 95,575 in the prior year reflecting the Company’s increased investment in the network expansion and upgrade and Level 4 acquisitions. The Company used approximately T€ 134,646 to maintain, expand and upgrade the network. Thereof the Company invested T€ 80,785 in the upgrading of the network for HSI and Phone in the nine months ended December 31, 2006 compared to T€ 32,315 in the nine months ended December 31, 2005. Another T€ 38,871 was invested in IT systems and other intangible assets.

The cash and cash equivalent balances decreased by T€ 174,082 to T€ 51,010 as of December 31, 2006 from T€ 225,092 as of March 31, 2006. Cash used for the refinancing amounted to approximately T€ 113,461. Included in this amount are T€ 75,848 related to the repayment of current financial liabilities and other fees related to the refinancing.

The Risk Management-System for KDG

During the course of the current business year, an organization-wide risk management system was introduced at Kabel Deutschland.

The implementation of the risk management organization including the publication of the risk management manual and the assignment of functions to management was carried out in the third quarter ended December 31, 2006.

The risk management system is an integral component of all processes within our organization. It can thus be ensured that unplanned developments can be identified early and actively controlled by management.

Previous years have shown that KDG’s risk environment can change quickly and unexpectedly as a result of various situations and influences. It is therefore necessary to be able to act flexibly with the instruments in place so that no situation can cause substantial damage to the existence or have long-term effect on the assets, the financial situation and the profits.

The decisions made on the identification and the taking of risks are generally made in the operative units. The management staff of KDG are therefore also risk managers. This means that the competences for the responsibility and the control of risks lie with them. The system is supported by the central risk management system unit which carries out risk controlling. The separation of functions is thus ensured.

Risk controlling has process responsibility and produces the quarterly reports for the Management Board which enable detailed transparency of the risk situation. In particular cases and in the event of determined limits in the early warning system being exceeded, immediate reporting is put into place alongside the regular standard reports. Furthermore, risk controlling is responsible for the continuous further development of the risk management system and for setting organization-wide standards. Risks which overlap departments are also monitored here.

The following paragraphs do only contain excerpts from the description on the risk factors of the Company as stated in the From F-4 filed with the Securities and Exchange Commission (“SEC”). For a full description of the risk factors please refer to the document as filed on September 15, 2006.

Risks Associated with our Business

The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

•                  We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

•                  We may not be able to renew our existing contracts with Level 4 operators and housing associations upon their expiration on commercially attractive terms, if at all, or attract new subscribers by entering into new contracts with Level 4 operators and housing associations.

•                  Level 4 operators and large housing associations may seek to reduce their signal delivery costs through clustering, which could adversely affect our profitability.

•                  We rely on DTAG and certain of its affiliates for a significant part of our network.

•                  Failure to control customer churn may adversely affect our business.

•                  We do not have guaranteed access to programs and are dependent on agreements with certain program providers, which may adversely affect our profitability.

•                  Our business is subject to rapid changes in technology and if we fail to respond to technological developments, our business may be adversely affected.

•                  If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

•                  Failure to maintain and upgrade our cable television network or make other network improvements could have a material adverse effect on our operations and impair our financial condition.

•                  The occurrence of events beyond our control could result in damage to our cable television network and digital playout facility.

•                  The functionality of our encryption system could be compromised by illegal piracy, leading to a material adverse effect on our business.

•                  The installation of a new information technology system and changes to our financial accounting systems and personnel may result in higher cost than expected.

•                  Our subscriber data may not be representative of our actual results and data.

•                  Strikes or other industrial actions could disrupt our operations or make it more costly to operate our facilities.

•                  Uncertainties as to copyright laws may adversely affect our ability to conduct our business.

•                  Changes in German tax law may mean that we will not be able to deduct fully interest on our debt instruments. In any such event, we may elect to release guarantees in favor of the Senior Notes, which would require us to fund the repurchase of the Senior Notes outstanding at such time.

•                  The interests of our principal shareholders may be inconsistent with the interests of the holders of Senior Notes and of each other.

•                  We may pursue acquisitions that, if consummated, could decrease the availability of cash to repay our indebtedness and may adversely affect our business if we cannot effectively integrate these new operations.

Risks Relating to Regulatory and Legislative Matters

•                  We are subject to significant government regulation, which may increase our costs and otherwise adversely affect our business, and further changes could also adversely affect our business.

•                  We expect to be deemed to possess significant market power in the regional markets in which we operate, which may subject us to more extensive regulation.

•                  We do not have complete control over the prices that we charge to broadcasters and subscribers, and this may adversely affect our future cash flows and profitability.

•                  We are required to carry certain programs on our network, which may adversely affect our competitive position and results of operations.

Analog television and radio distribution may be phased out, which may adversely affect our competitive position and could result in increased costs or a loss of revenue.

Risks Relating to our Indebtedness and our Structure

For the quarter ended December 31, 2006, the Company incurred a net loss of T€ 2,322. The accumulated deficit could result in the Company being treated as over-indebted if the book equity was to be negative. Management retained a third party independent auditor to perform an evaluation of the net assets of KDVS under German valuation standards in 2004. The results indicate that the net assets held by the Company are substantially undervalued based on the appraisal. The Company has consummated a corporate reorganization which allowed it to recognize the unrealized value in the German GAAP stand-alone commercial balance sheets of KDVS and KDG GmbH. The Company foresees no issues with meeting all of its financial obligations on a timely basis or with over indebtedness.

Our high leverage and debt service obligations could materially adversely affect our business, financial condition or results of operations.

We are highly leveraged and have significant debt service obligations. As of December 31, 2006 we had T€ 1,960,553 of indebtedness (before netting with transaction cost and exchange rate effects; excluding a further T€ 200,000 of borrowing capacity available under our revolving credit facility of which T€ 55,000 were drawn by KDG at the balance sheet date), of which T€ 1,150,000 was term indebtedness under the Senior Credit Facilitiy Term A, T€ 55,000 was term indebtedness under the Senior Credit Facility Term B and T€ 755,553 was indebtedness under the Senior Notes. We anticipate that our high leverage will continue for the foreseeable future.

Under U.S. GAAP, certain of the obligations under the SLAs could be treated as capital lease obligations, which would adversely affect our leverage; however, these SLAs are generally not treated as indebtedness under the indenture governing the Senior Notes (including for purposes of the consolidated leverage ratio). Our high leverage could have important consequences, including, but not limited to:

•                  increasing our vulnerability to a downturn in our business or economic and industry conditions;

•                  limiting our ability to obtain additional financing to fund future operations, capital expenditures, business opportunities and other corporate requirements;

•                  requiring the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, which means that these cash flows will not be available to fund our operations, capital expenditures or other corporate purposes; and

•                  limiting our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we operate.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our debt obligations.

We may incur substantial additional indebtedness in the future. The terms of the Senior Credit Facilities and the indenture governing the Senior Notes restrict us from incurring additional indebtedness, but do not prohibit us from doing so. In addition, the terms of the Senior Credit Facilities and the indenture governing the Senior Notes do not restrict our parent companies from incurring future indebtedness for any purpose, including the funding of further distributions to our ultimate shareholders. The incurrence of additional indebtedness would increase the leverage-related risks described in this annual report.

We require a significant amount of cash to service our debt, and our ability to generate sufficient cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund future operations and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors” and elsewhere in this management report.

We cannot assure that our business will generate sufficient cash flows from operations or that future debt and equity financing will be available to us in an amount sufficient to enable us to pay our debts when due, or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources (including borrowings under the Senior Credit Facilities) are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•                  reduce or delay our business activities and capital expenditures;

•                  sell assets;

•                  obtain additional debt or equity capital; or

•                  restructure or refinance all or a portion of our debt on or before maturity.

We cannot assure that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our debt, including the Senior Notes and the Senior Credit Facilities, limit, and any future debt may limit, our ability to pursue any of these alternatives.

We are subject to significant restrictive debt covenants, which limit our operating flexibility.

The Senior Credit Facilities and the indenture governing the Senior Notes contain covenants significantly restricting our ability to, among other things:

•                  incur or guarantee additional indebtedness;

•                  pay dividends or make other distributions or repurchase or redeem our stock;

•                  make investments or other restricted payments;

•                  dispose of assets;

•                  create liens;

•                  enter into certain transactions with affiliates;

•                  enter into agreements that restrict our subsidiaries’ ability to pay dividends; and

•                  consolidate, merge or sell all or substantially all of our assets.

These covenants could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest.

The Senior Credit Facilities also require us to maintain specified financial ratios and satisfy specified financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet these ratios and tests. In the event of a default under the Senior Credit Facilities or certain other defaults under other agreements, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross-default or cross- acceleration provisions, including the Senior Notes, may, as a result, also be accelerated and become due and payable. We may be unable to pay these debts in such circumstances.

We undertook an Asset Step-Up in fiscal year 2004 and may undertake further Asset Step-Ups in the future that may be prejudicial to our existing business and subject KDG to additional liability.

We are exposed to foreign exchange risk that may adversely affect our financial condition and results of operations.

Risks associated with Financial Instruments

The Company is exposed to market risks from changes in interest rates and currency exchange rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate or required by other agreements, through the use of derivative financial instruments. The main strategy is to avoid or to mitigate risks, e.g. currency risks (by entering into currency swaps) or the risk of varying interest payments (by entering into payer swaps and buying caps).

Derivative financial instruments are used exclusively for the purpose of hedging foreign currency and interest rate risks arising from operating, financing and investing activities. In accordance with IAS 39, all derivative financial instruments are accounted for at fair value. Changes in the fair value of the derivative financial instruments for which hedge accounting is used are either disclosed in profit and loss or in equity under the fair value reserve, depending on whether it is a fair value hedge or a cash flow hedge.

In the interest rate swaps, the variable interest rates (EURIBOR) on the Company’s bank loans are effectively exchanged for a fixed interest rate of 3.705% per annum. The Company entered into interest rate swaps with a notional amount of T€ 778,125 which will be amortized through 2009.

These swaps entitle the Company to receive a payment from the counter-party if the market variable interest rate exceeds the fixed interest rate, and oblige the Company to make a payment to the counter-party if the fixed interest rate exceeds the market variable interest rate. These types of agreements are entered into to effectively convert the interest rates on the Company’s long-term liabilities to banks from variable to fixed.

In 2003 one of the Company’s subsidiaries also purchased interest rate caps of 4.2% per annum with a notional amount of T€ 259,375 which will be amortized through 2009. These caps entitle the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense on a specified notional amount at a current market interest rate over an amount specified in the agreement.

With respect to the Company’s 2014 Senior Notes, the Company also entered into a hedge agreement swapping 100% of the US-Dollar denominated principal (USD 610,000) and interest payments into Euro denominated principal and interest payments at a fixed rate over 5 consecutive years with various banks. The agreed exchange rate is USD 1.2066 for each EURO. The weighted average Euro fixed rate across all hedge banks is 10.2046%.

Estimation of the Overall Risk Situation

In summary we can determine that the existence of KDG and the interests of the Management Board were at no time under threat. Furthermore, we have currently no knowledge of any other developments which could pose such a threat to the existence, the assets, the financial situation and profits of KDG.

The Company has implemented a risk management system. The structures and processes implemented are designed to identify risk early and to take appropriate actions.

Unterföhring, March 01, 2007

Kabel Deutschland GmbH

Christof Wahl	Dr. Manuel Cubero del Castillo-Olivares
Speaker of the Management	Chief Human Resources Officer
Managing Director Products

Herbert R. Hribar	Paul Thomason
Chief Operating Officer	Chief Financial Officer

Rainer Wittenberg
Chief Commercial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date:	March 01, 2007	By	/s/ Paul Thomason
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Services GmbH & Co KG
(Registrant)

Date:	March 01, 2007	By	/s/ Paul Thomason
Paul Thomason, Managing Director